
GPC
SPR

GENUINE PARTS COMPANY

2001 annual report

GENUINE PARTS COMPANY, FOUNDED IN 1928, IS A SERVICE ORGANIZATION ENGAGED IN THE DISTRIBUTION OF AUTOMOTIVE REPLACEMENT PARTS, INDUSTRIAL REPLACEMENT PARTS, OFFICE PRODUCTS AND ELECTRICAL/ELECTRONIC MATERIALS. THE COMPANY SERVES NUMEROUS CUSTOMERS FROM MORE THAN 1,800 OPERATIONS AND HAS APPROXIMATELY 31,000 EMPLOYEES.


5,981
6,588
7,951
8,370
8,221
97
98
99
00
01

net sales
IN MILLIONS OF DOLLARS


342
356
378
385
362
297
97
98
99
00
01

net income
IN MILLIONS OF DOLLARS
After unusual charges


1.90
1.98
2.11
2.20
2.08
1.71
97
98
99
00
01

diluted earnings per share
IN DOLLARS
After unusual charges


1,859
2,053
2,178
2,261
2,345
97
98
99
00
01

shareholders' equity
IN MILLIONS OF DOLLARS

FINANCIAL HIGHLIGHTS

	2001	Increase/ (Decrease)	2000	Increase	1999
Net Sales	$8,220,668,000	(2%)	$8,369,857,000	5%	$7,950,822,000
Income Before Income Taxes*	603,813,000	(7%)	646,750,000	3%	628,067,000
Income Taxes*	242,289,000	(7%)	261,427,000	4%	250,445,000
Net Income*	361,524,000	(6%)	385,323,000	2%	377,622,000
Current Ratio	3.4	-	3.1	-	3.2
Shareholders' Equity	2,345,123,000	4%	2,260,806,000	4%	2,177,517,000
Rate Earned on Shareholders' Equity at the Beginning of the Year*	16.0%	-	17.7%	-	18.4%
Average Common Shares Outstanding-Assuming Dilution	173,633,000	-	175,327,000	-	179,238,000
Per Common Share:					
Diluted Net Income, excluding unusual charges	$2.08	(5%)	$2.20	4%	$2.11
Diluted Net Income	$1.71	(22%)	$2.20	4%	$2.11
Dividends Declared	$1.14	4%	$1.10	6%	$1.04

*Excluding unusual charges in 2001. After unusual charges, income before income taxes was $496,013,000, income taxes were $198,866,000 and net income was $297,147,000.

NET SALES BY SEGMENT


automotive 51%
electrical/electronic 5%
industrial 27%
office products 17%

automotive parts group

NAPA

The Automotive Parts Group, the largest division of Genuine Parts Company, distributes automotive replacement parts, accessory items, and service items. This Group operates 61 NAPA distribution centers, 4 Balkamp distribution centers, 6 Rayloc facilities, and 12 Johnson Industries facilities and serves approximately 5,800 NAPA Auto Parts stores throughout the United States. This Group also includes UAP Inc. with 15 distribution centers in Canada that serve 650 wholesalers. In addition, this Group includes Auto Todo with 10 distribution centers and 18 company-owned stores in Mexico.

MAJOR PRODUCTS

Access to over 300,000 items including:

- Automotive Replacement Parts
- Heavy Duty Parts
- Farm and Marine Supplies
- Tools and Equipment
- Automotive Accessories
- Paint and Refinishing Supplies

MARKET EMPHASIS

The Automotive Parts Group offers a broad assortment of automotive related products to both professional and do-it-yourself customers.

PRODUCT INNOVATION

The Group distributes thousands of products under the NAPA brand name. The NAPA brand is built on quality and strength and is recognized as the first choice of the professional customer. NAPA continues to enhance its offering with innovative packaging, high quality products, and complete marketing support.


44
31
11
48
89
28
26
14
16
5
22
9
1
15
27
36
5
12
2
14
7
14
22
26
37
50
11
18
16
30
13
50
1
11
34
46
18
20
14
18
8
20
19
67
59
20
94
28

AUTOMOTIVE PARTS GROUP LOCATIONS

- 61 *GPC Distribution Centers*
- 6 *Rayloc Facilities*
- 4 *Balkamp Distribution Centers*
- 12 *Johnson Industries Facilities*
- 840 *Company-Owned NAPA AUTO PARTS Stores*
- 265 *UAP Facilities (Canada)*
- 28 *Auto Todo Facilities (Mexico)*

industrial parts group

The Industrial Parts Group distributes industrial replacement parts and related supplies. This Group offers more than 2 million parts, including industrial bearings; mechanical power transmission, electrical power transmission, and fluid power transmission parts; and hose products with anytime shipping capabilities. The Industrial Group distributes from 539 operations located across the United States, Mexico, and Canada. This Group serves more than 150,000 customers in all types of industries throughout North America including some of the largest manufacturers in the automotive, iron and steel, chemical, oil, and pulp and paper industries.

MAJOR PRODUCTS

- Bearings
- Mechanical Power Transmission Equipment
- Electrical Power Transmission Equipment
- Fluid Power Transmission Equipment
- Industrial and Hydraulic Hose Products
- Specialty Products
- Inventory Management
- Integrated Services
- Major Account Agreements
- Storeroom Surveys
- Training Programs

MARKET EMPHASIS

Providing quality products and services, effective inventory management, technical expertise, and just-in-time response.

PRODUCT INNOVATION

Integrated service systems are designed to enable customers to reduce production costs, free working capital, improve service to user groups, and allow for enhanced emphasis on strategic concerns.


Puerto Rico

INDUSTRIAL PARTS GROUP LOCATIONS

- 9 *Distribution Centers*
- 530 *Branches*

office products group

THE OFFICE PRODUCTS GROUP DISTRIBUTES OVER 30,000 BUSINESS PRODUCTS FROM 44 DISTRIBUTION CENTERS IN THE UNITED STATES AND CANADA. S.P. RICHARDS COMPANY SELLS ITS PRODUCTS THROUGH A NETWORK OF OVER 6,000 INDEPENDENT AND NATIONAL BUSINESS PRODUCTS RESELLERS.

MAJOR PRODUCTS

- Filing Supplies
- Office Furniture
- Office Machines
- Computer Supplies and Accessories
- Consumer Electronics
- School Supplies
- Janitorial & Breakroom Supplies
- Writing Instruments
- Desk Accessories
- Paper Products

MARKET EMPHASIS

The Office Products Group makes available for resale virtually any product used in business or by business. This strategy allows the Company's resellers to become the "single source" for the business products end user.

PRODUCT INNOVATION

The Office Products Group has developed five proprietary brands of products:

- Sparco Brand office supplies
- Nature Saver Brand recycled office supplies
- Compucessory computer accessories
- Elite Image printer supplies
- Britannia fine writing instruments



OFFICE PRODUCTS GROUP LOCATIONS

- 37 *Office Products and Furniture Distribution Centers*
- 2 *Furniture Only Distribution Centers*
- 1 *Horizon Data Supplies Distribution Center*
- 4 *Norwestra Distribution Centers*

electrical/electronic materials group

EIS SUPPLIES AND MANUFACTURES A FULL RANGE OF CRITICAL PRODUCTS FOR ELECTRONIC AND ELECTRICAL APPARATUS. FROM INSULATION AND CONDUCTIVE MATERIALS, TO ASSEMBLY TOOLS, TEST EQUIPMENT AND CUSTOMIZED PARTS — EIS SERVES AS AN IMPORTANT SINGLE SOURCE TO ORIGINAL EQUIPMENT MANUFACTURERS, REPAIR SHOPS, PRINTED CIRCUIT BOARD MANUFACTURERS AND THE ELECTRONIC ASSEMBLY MARKET.

MAJOR PRODUCTS

- Adhesives & Encapsulants
- Copper Clad Laminate
- Drill Back-up/Entry
- EMI/RFI Shielding
- Hand Tools/Soldering Equipment
- Insulating Papers
- Magnet Wire
- Motors & Bearings
- Pressure Sensitive Tapes
- Solder & Chemicals
- Static Control Products
- Varnish & Resins

MARKET EMPHASIS

The Electrical/Electronic Materials Group serves as *The One Source* for products used in the manufacturing and repair of electrical and electronic apparatus. By stocking a broad product line locally, offering a variety of inventory management solutions, and manufacturing custom-engineered products, EIS is able to partner with customers to become their *Single Source* supplier.

PRODUCT INNOVATION

The Electrical/Electronic Parts Group carries quality products from the leading manufacturers in the electrical and electronic industries. As a result, EIS provides the best selection, the most responsive service and the best delivery in the industry.



ELECTRICAL/ELECTRONIC MATERIALS GROUP LOCATIONS

- 36 Locations

THIS LETTER TO YOU NORMALLY FOLLOWS A PATTERN OF COMMENTARY COVERING THE YEAR JUST COMPLETED AND GIVING YOU OUR BEST SENSE OF WHAT WE SEE AHEAD. PERHAPS IT WOULD BE APPROPRIATE TO SAY IN THE BEGINNING THAT 2001 WAS ANYTHING BUT A NORMAL YEAR FOR US AND OUR CHALLENGES WERE NUMEROUS. LIKE MOST COMPANIES AND INDIVIDUALS IN OUR GREAT COUNTRY, WE HAD OUR BATTLE WITH THE RECESSION IN OUR ECONOMY AND SADNESS AND SHOCK FOLLOWING THE TRAGIC EVENTS OF SEPTEMBER 11TH. IN MANY RESPECTS, THIS WAS NOT OUR BEST YEAR BUT IT WAS AN OPPORTUNITY TO CHANGE, IMPROVE AND STRENGTHEN OURSELVES FOR THE FUTURE. TODAY WE ARE PLEASED AND FORTUNATE TO BE EXTREMELY SOUND FINANCIALLY AND OPERATING WITH A GPC TEAM THAT IS DETERMINED AND MOTIVATED. WE HAVE LEARNED A GREAT DEAL IN THESE UNUSUAL TIMES.



THOMAS C. GALLAGHER - President, left
LARRY L. PRINCE - Chairman of the Board, right

Looking for a moment at our results for 2001, our sales of $8.2 billion were down 2% compared to the previous year. Earnings were $2.08 on a per share basis, excluding the effect of non-recurring charges for a decrease of 5% versus the $2.20 produced in 2000. Net earnings were $361 million, a decrease of 6%. Earnings were $1.71 per share after the special charge with net earnings of $297 million. Naturally, we were disappointed to have our long record of consecutive growth years interrupted but our plan is to put this behind us and look toward building new records beginning in 2002.

In January, we released an announcement that the Company would record a non-recurring charge in the fourth quarter ending December 31, 2001. This was quite a different move for GPC but we believe it to be a sound one. Looking to the future we must continue to make ourselves more efficient and productive in every way possible. Recognizing this, we felt it would be prudent to take a closer look at all our operations across the Company with the idea of closing or consolidating weaker or redundant operations wherever possible and eliminating or reducing a number of investments that were not satisfactorily performing. These actions will better position the Company going forward for improved earnings growth and return on invested capital.

FINANCIAL STRENGTH: Our balance sheet remains strong and the financial condition of the Company is excellent. Our current ratio is 3.4 to 1, and we were able to generate approximately $440 million in free cash flow. We continue to focus our efforts on improving our return on assets and were pleased with the progress made in accounts receivable and inventory. Our receivables decreased 2% compared to the prior year and inventory increased 1%. On November 30, 2001, we completed a $500 million private placement financing with several financial institutions and insurance companies. This financing allowed us to repay certain variable rate borrowings and provides us with long-term financing at very attractive fixed rates. We were able to reduce our total debt in 2001 by approximately $29 million and our total debt to equity ratio is 28% compared to 29% at the end of 2000.

We continue to support our share repurchase program through our free cash flow. During the year, the Company purchased approximately 500,000 shares of our Company stock, leaving a balance of 7.6 million shares authorized to be repurchased. Our goal continues to be maximizing shareholder value through a strong cash dividend and a gradual share repurchase program.

DIVIDENDS: We are proud of our dividend record, which has been successfully supported by earnings through the years and our dividends in 2001 were $1.14 per share. On February 18, 2002, the Board of Directors increased the cash dividend payable April 1, 2002 to an annual rate of $1.16 per share, an increase of 2%. This equals 56% of our 2001 earnings before non-recurring charges and becomes our 46th consecutive year of dividend increases.



0.67
0.71
0.77
0.84
0.89
0.96
1.00
1.04
1.10
1.14
92
93
94
95
96
97
98
99
00
01

dividends per share*

IN DOLLARS

***Restated to reflect stock splits**

MANAGEMENT: In July 2001, Wayne Beacham was elected President and Chief Operating Officer of S.P. Richards Company, our Office Products Group. Wayne, a long-time S.P. Richards executive, left our organization in 1997 to assume a senior management role with one of the world's largest contract stationers and an excellent S.P. Richards customer. His return to S.P. Richards as President adds further strength to the Company's executive team. Wayne's perspective on the industry and the Company was broadened by his time spent viewing SPR from a customer's standpoint and we welcome him back.

Wayne E. Wells, Division Vice President of the Western Division of our U.S. Automotive Parts Group, announced his retirement in January 2002 after a splendid 45-year career at GPC. We thank him for his most positive impact on GPC, our customers and our employees.

Scott A. Carlson has been promoted to fill Wayne's position in the Western Division bringing excellent leadership and 30 years of experience to this key responsibility.

summary of stock dividends

Date	Amount	One Share Became
March 1959	100%	2 shares
April 1962	200%	6 shares
December 1967	50%	9 shares
May 1970	50%	13.5 shares
May 1972	100%	27 shares
April 1979	50%	40.5 shares
April 1984	50%	60.75 shares
May 1987	50%	91.125 shares
April 1992	50%	136.69 shares
April 1997	50%	205.04 shares

DEVELOPMENTS IN OPERATIONS: While our priority in 2001 was to strengthen and improve existing operations we did complete one strategic acquisition in the Automotive Parts Group. Johnson Industries, our AC Delco/Motorcraft distributor, acquired Coach and Motor Company of Detroit, Michigan, giving us added coverage of that significant market.

During the year Motion Industries opened 27 new branches, bringing their total to 539 locations. Also in 2001, S.P. Richards Company, our distributor of office products, continued their expansion in Canada with the addition of a location in Toronto for Horizon, their computer consumables company. Horizon also opened a facility in Cranbury, New Jersey, ideally located to serve the New York metropolitan market.

LOOKING AHEAD: Currently and in the short term we see little change taking place in our economy and we must plan and behave accordingly. We do expect to move our sales and earnings back into a positive growth position in 2002. Our largest segment, Automotive Parts, experienced modest growth in 2001 and fundamentals for continued improvement are in place in 2002. Our Office Products Group also had growth in 2001 and we have confidence in their ability to maintain growth again this year. Perhaps our most difficult challenge remains in the Industrial sector with Motion Industries and EIS. However, both these companies are market leaders and determined to rebound in this new year. A more detailed summary of our markets and planning for these four industry segments follows in this Annual Report. We hope you will take time to read about them.

In closing, we thank every GPC team member, customer and supplier for a supreme effort in 2001 and for your determination to move ahead in 2002.

Respectfully submitted,

Larry L. Prince
Chairman of the Board

Thomas C. Gallagher
President

March 1, 2002

automotive parts group

A well-known distributor of automotive replacement parts and accessories in a number of markets, the Automotive Parts Group is made up of several different components. We operate 61 NAPA Distribution Centers in the United States, serving more than 5,800 NAPA AUTO PARTS stores of which approximately 840 are company-owned. Majority-owned subsidiary Balkamp, Inc., purchases, packages and distributes more than 24,000 service and supply items to the NAPA system. We operate five plants where automotive parts are rebuilt and distributed under the name Rayloc. Plus, with subsidiary Johnson Industries, Inc., we have one of the nation's largest independent distributors of AC Delco, Motorcraft, and other aftermarket parts, equipment and supplies. Our market reach also extends throughout North America with UAP/NAPA — Canada's leading automotive distributor and largest heavy-vehicle parts distributor under the Traction/TW Distribution division. We continue to be represented in Mexico through Auto Todo, one of Mexico's largest automotive aftermarket players.

The past year was not a typical one for many industries, including the automotive aftermarket. Like others, the GPC Automotive Parts Group was challenged in ways we have not been before. Challenges can open up opportunities, and the Automotive Parts Group enters 2002 with fresh optimism and specific plans in place to grow our business. We are focusing on our core strengths, and building on what we do best as we position ourselves for future growth.

POSITIONED FOR GROWTH By all accounts, 2001 was a difficult year for the Automotive Parts Group. Disappointing economic conditions exacerbated a soft market, and we struggled — falling short of our expectations. We don't expect the market to change significantly in early 2002, but we believe there is light at the end of the tunnel. We are not looking for help from the economy, nor are we anticipating a major economic rebound anytime soon. However, we are taking proactive steps to improve our business — and we are encouraged by a number of current trends. For example, this year's new car sales are expected to be lower than 2001 levels. At the same time, the vehicles on the road are getting older. Vehicles from the seven-year sales boom of 1993 - 2000 are now entering the prime age



NAPA
We Keep
AMERICA
Running

for repairs. In fact, over the next few years, we expect an additional two million vehicles per year will be moving into the six-year and older category. This is healthy growth in a segment that is very important to NAPA. The number of annual miles driven is also rising, due to factors

automotive parts group sales


51%

net sales by segment

including favorable gas pricing, reduced air travel and the continuing patterns of a mobile society. That equates to increased service demands — moving more parts, more often in the coming years. Plus, additional aftermarket sales opportunities will be created by growth in the light truck segment. Last year, light trucks exceeded passenger cars in average aftermarket product volume, a trend that remains on the rise. We believe that continued consolidation of aftermarket players will result in greater share for outlets with a strong business model. To take advantage of these trends, we begin 2002 armed with solid strategies and sales-driven marketing programs focused squarely on growth.

RETAIL AND ADVERTISING Although retail is only part of our total business, it represents a very valuable center of activity — and is an important part of our growth strategy. One of our most powerful assets in the retail arena is the strength of our brand. The NAPA brand is recognized by 95 percent of automotive consumers, and we will continue to reinforce that awareness with advertising on both national and local levels. Our comprehensive plan for 2002 includes image and promotional advertising targeted at driving customers into NAPA AUTO PARTS stores, through the use of television, radio, magazines, circulars, newspaper ads, outdoor billboards, and in-store merchandising.

National image advertising will build upon NAPA's brand recognition by emphasizing the quality of our parts and the knowledgeable people in our stores. These efforts will also be supported throughout the year with traffic-driving promotions, point-of-purchase materials and image-building advertising in local stores.

WHOLESALE MARKETS Historically, NAPA has been known as a wholesale company — supplying parts to professional technicians and repair facilities. This has been a consistent growth area for us and plays well to our strengths. In today's market, we believe no other competitor is better suited to serve the commercial customer than NAPA. We have an extensive team of well-trained professional outside salespeople to assist technicians with their parts needs. Factory-trained representatives work with our sales force to assist with technical knowledge. In a business where time is truly money, we are able to deliver parts to our customers quickly and efficiently through our extensive distribution network. Professional technicians have been the backbone of NAPA's business for many years — and that experience, combined with an in-depth understanding of our customers' needs, positions NAPA to continue building more profitable relationships with commercial accounts in the years to come.

A key component of this business segment is our NAPA AutoCare Center Program. This program provides a way for high-quality repair facilities to enjoy the advantages of a nationally recognized name while also maintaining their independence. As members of the program, NAPA AutoCare Centers receive a complete package of benefits and business support, ranging from advertising and technical training tools, to a nationwide warranty program. In turn, these repair facilities agree to make NAPA their first call for parts that they use in their auto service bays. It's a win-win relationship that has proven to be a profitable one for both parties.

There are currently over 10,800 NAPA AutoCare Centers across the country, and many new opportunities still exist — representing a major engine for growth in the future. In 2002, we will enhance our recruitment efforts, increasing the number of qualified AutoCare Centers and growing their purchase volume.

Service stations and independent garages account for the largest share of auto service volume, but automobile dealerships — known as original equipment (OE) dealers — represent another sales opportunity that is on the rise. Potential OE customers are buying aftermarket parts to support their repair needs every day, and we are concentrating our efforts to secure more of this business after seeing promising results in several test markets in early 2001. OE dealerships continue to be important to the aftermarket repair effort.

MAJOR ACCOUNTS AND INTEGRATED SUPPLY

NAPA AUTO PARTS takes great pride in the quality of its partnerships as the parts provider of choice for some of the nation's leading companies. Sears, Goodyear, AAA, Penske and Firestone are some of the national service center chains that rely on NAPA as a preferred parts provider, because they see NAPA as the solution to their inventory needs. NAPA is able to offer a wide variety of parts at competitive prices — delivered quickly, so these customers don't unnecessarily have to stock inventory in their own places of business.

Sales to these customers — called "Major Accounts" — continued to grow for NAPA in 2001. The outlook

WE ARE TAKING PROACTIVE STEPS TO IMPROVE OUR BUSINESS — AND WE ARE ENCOURAGED BY A NUMBER OF CURRENT TRENDS.

for the future of this segment is positive, considering that more and more companies are searching for inventory management solutions. These companies are realizing that they can operate more profitably by focusing on their business — instead of spending a lot of time, effort or money trying to manage inventory. NAPA AUTO PARTS stores are ideally suited to provide these premiere accounts with service and support. In 2002, NAPA will continue to develop systems and programs to further grow this important business segment.

Another area we are currently focusing on is integrated supply — NAPA's fastest-growing new segment of business. Particularly useful for government facilities, NAPA manages parts that are redistributed within an entity, rather than resold in the commercial market. This "store within a store" concept provides NAPA with new sales and profit opportunities. In 2002, a dedicated field sales group will evaluate fleets, municipalities, military facilities, and other prospects within their trading area to determine if an integrated supply program is a good fit. These alliances allow NAPA to excel at our core competency of parts acquisition and inventory management in a profitable relationship.

Some of our biggest opportunities in the future combine the efforts of both major accounts and integrated supply. Government and private industry look for the cost savings and inventory management solutions that NAPA provides.

NEW ELECTRONIC CATALOG The heart of any NAPA AUTO PARTS Store is the inventory and the ability to deliver it quickly to our customers. But with the proliferation of parts and increased complexity of today's automobile, it has become more challenging than ever to look up parts in a paper catalog and provide the right solution for the customer. For over two years, NAPA has been working on a system to provide NAPA stores with new user-friendly cataloging technology designed to make it easier for NAPA store personnel to get the right part into the hands of our customers quickly and efficiently. In 2002, we will be rolling out NAPA PartsPRO, a Windows-style electronic catalog system that will be the standard in the aftermarket. This exclusive cataloging system contains over 260,000 vehicle combinations based on year, make & model with a database that includes vehicles dating all the way back to 1928. It will also allow the user to select from 50 commonly performed repair jobs instantly bringing to the screen ALL the parts needed for repair. This puts NAPA in a great position to provide complete solutions and the opportunity for add-on sales. Although the new system is powerful, it has been designed to be very user friendly, so that even a rookie can sell like a seasoned pro. We believe PartsPRO is a powerful new way to sell parts and accessories and will keep NAPA at the leading edge of information technology.

ADDITIONAL OPPORTUNITIES A look at passing traffic will easily confirm the sales statistics: light trucks and SUVs are everywhere, accounting for nearly 40 percent of the total vehicles on the road today. It is an encouraging trend, because this category creates a significant opportunity for aftermarket parts and accessory sales. In fact, light truck aftermarket product sales have experienced strong growth in the last few years — and NAPA plans to maximize this trend through advertising and local promotions in 2002.

Import parts — another one of NAPA's key strengths — also represents an area of growth. Nobody has access to more import parts and accessories than NAPA. With the increasing number of import vehicles in service — from 20 percent of the car and light truck population in 1990 to nearly 30 percent today — NAPA is well positioned to turn our import inventory into sales. Growth in imports on the road also creates a corresponding growth in facilities to service and repair these vehicles — yet another opportunity for NAPA to increase revenue.

EXPANDED DISTRIBUTION Gaining new customers in the current economy demands an aggressive approach. In 2002, NAPA will explore all of the options for new markets — taking advantage of new site modeling programs and streamlining the process for new store approval. Our goal is to open a minimum of 50 new company-owned stores, as well as improving performance in existing markets by reviewing changeover opportunities, new ownership potential and relocating existing stores.

Looking back, 2001 was an incredibly challenging year. For a variety of reasons we did not achieve the kind of sales and profit growth that we have historically enjoyed. However, we look forward to 2002 with a sound business plan and the prospects of a strengthening economy. There is every reason to believe the Automotive Parts Group will grow sales and improve market share and we are excited about the many opportunities that exist within the automotive aftermarket. The NAPA Automotive Parts Group is ready to take advantage of these opportunities by utilizing the strengths of our distribution model and implementing the aggressive plans we have in place.


3,071
3,262
4,085
4,164
4,253
97
98
99
00
01

automotive parts group net sales

IN MILLIONS OF DOLLARS

industrial parts group


@ THE
speed
YOU
NEED

As the world's largest distributor of bearings, mechanical power transmission, electrical power transmission, and fluid power transmission replacement parts, and hose products, Motion Industries supplies many of North America's most successful companies. Service offerings include a sophisticated inventory and delivery system, customer access to over 2 million parts, and round the clock shipping capabilities. Dedicated product support personnel and strategically located field product specialists throughout North America provide on-site technical support to meet the urgent demands of industry. Motion Industries' 539 locations with 503 branches, nine distribution centers and 27 service centers provide service and repair to support this strategic network.

Motion Industries began as a business enterprise in 1946, and since its acquisition in 1976 by Genuine Parts Company, the Industrial Group has grown in annual sales from $95 million to $2.2 billion in 2001. Headquartered in Birmingham, Alabama, the Industrial Group serves North America's industrial sector through locations in 48 states, nine provinces in Canada, and seven cities in Mexico. The Industrial Group is comprised of Motion Industries with 464 locations in the United States, Motion Canada with 65 locations in Canada, Motion Mexico with seven locations in Mexico, and Hub Supply with three locations.

2001 NORTH AMERICAN EXPANSION Motion Canada is headquartered in Toronto with 65 branches located in nine provinces and twelve repair centers located throughout Canada. Distribution centers located in Calgary, Alberta, and Lachine, Quebec, provide access to product and expedite customer delivery.

2001 marks a significant accomplishment with the conversion of all Motion Canada locations into the Motion Industries operating system. This structure and system enables all branches, distribution centers, and service centers to serve multinational customers throughout the U.S. and Canada. This undertaking allows Motion Industries to provide increased operational efficiencies and access to a North American inventory resulting in unprecedented levels of customer service in Canada.

Motion Industries' partnership with power transmission specialist Refacciones Industriales de Mexico (RIMSA) has broadened the company's North American presence. Well-positioned with seven locations in major Mexican cities, Motion Mexico continues to grow, providing the same fast efficient service and technical expertise in Mexico as customers expect worldwide.

2002 MARKET GROWTH OPPORTUNITIES The industrial markets served by Motion Industries were affected by the economy throughout the year resulting in what was termed an economic recession. The sales decline experienced by Motion

Industries in 2001 will be overcome in 2002 with growth plans that include both products and services. These programs will be reinforced by the newly created position of Sales Manager. Sales Managers will be strategically located throughout North America to support all aspects of the 2002 growth plans.

Our key product growth opportunities will include pneumatics and hydraulics with emphasis on both systems and product replacement. Motion Industries' product offering includes the most comprehensive hydraulic and most complete pneumatics products package available in today's marketplace. Motion Industries' traditional products such as bearings, belts, electric motors, and gearing are now available on MotionMRO.com, the company's e-procurement site, and will be used in targeting new markets such as property maintenance and institutions.


industrial parts group sales
27%
net sales by segment

NEW PRODUCT LINES As North America's largest provider of Maintenance Repair Operations (MRO) products and services, Motion Industries has expanded its product offering to include a segment of general industrial supply products through a Motion Industries' general industrial supply division named Mi Industrial. Mi Industrial will offer general industrial supplies to the marketplace by leveraging current Motion Industries customer relationships through the traditional sales force. Mi Industrial products are available through Motion Industries locations and may be purchased online at www.motionmro.com. Mi Industrial Specialists have been strategically located to serve as divisional resources for promotion and training of the industrial supply offering in all divisions.

E-BUSINESS AND NEW TECHNOLOGY Streamlining MRO product purchases with state-of-the-art e-business strategies means integrating new technologies into existing business groups. Motion Industries' e-business capabilities provide solutions designed to improve service and efficiency, reduce cycle times, and deliver superior value.

Motion Industries' online procurement site, MotionMRO.com, simplifies the automated parts ordering process. With MotionMRO.com, customers order parts, check stock, obtain quotes, view pricing, receive e-mail confirmations, and determine shipping status at any time. Motion Industries participates in a variety of e-business marketplaces, many of which serve specific vertical markets, the company is also working with customers to develop customer-hosted electronic catalogs containing specific content and pricing.

NEW DISTRIBUTION CAPABILITIES Installation of the new warehouse management system (WMS) is being successfully rolled out across our North American distribution centers with completion anticipated in 2002. The new system was introduced to automate the entire logistics process through radio frequency-driven receiving, picking, and cross-docking at Motion Industries distribution centers. The initial implementation resulted in increased efficiency and improved customer service.

TECHNICAL SUPPORT AND TRAINING One of the first in the industry to provide customers technical support, Motion Industries leads the industry in breadth and level of technical expertise. Motion Industries has over 250 hose, electrical, and fluid power field specialists who specialize in 24-hour solutions and on-site product and system troubleshooting. Specialist expertise ranges from failure analysis to system design. Motion Industries' fluid power, mechanical power, electrical power, and bearing certified product experts have more than 36,000 hours in formal classroom and hands-on training. The commitment to technical support and training continues.

Formalized in 1988, the Motion Industries training program evolved into The Motion Institute of Industrial Education offering industry-specific process training, industrial certification programs, a sales and management trainee program, customized and in-plant classes, and continuing education classes. Many Motion Institute classes are college accredited, and training need assessments are also available. This wide range of training and support is another valuable way Motion Industries partners with customers to help their companies succeed.

WORLDWIDE CUSTOMER RECOGNITION Motion Industries' position as an industry leader continues to be recognized. In 2001, Motion Industries was honored as a General Motors' Worldwide Purchasing Supplier of the Year for the fifth consecutive year. A global team of purchasing, engineering, manufacturing, and logistics experts from GM operations selected award winners based on criteria such as supplier performance in quality, service, technology, and price during the 2000 calendar year. Motion Industries was one of only 165 to receive the award from a GM supplier base of over 30,000 supplier companies and one of only 12 companies to receive the prestigious award for five consecutive years.

Motion Industries provides effective solutions, develops innovative ideas, and creates new business practices. We will continue to pursue a proven strategy strengthening our assets . . . People, Products, and Process.


1,853
2,009
2,156
2,343
2,234
97
98
99
00
01
industrial parts group net sales
IN MILLIONS OF DOLLARS

office products group

FOCUSED ON GROWTH S.P. Richards Company, one of North America's largest business products wholesalers, provides inventory support, distribution expertise, innovative marketing tools and technology solutions to office products resellers throughout the United States and Canada. Shipping from a strategic network of thirty-seven full stocking distribution centers and two furniture only locations, S.P. Richards offers same or next day delivery of over 20,000 office supply items to their base of over 6,000 reseller customers who serve the business products needs of corporate America.

MARKETING S.P. Richards produces a broad selection of advertising support pieces to assist their reseller customers' sales efforts.

Utilizing a flexible mix of impactful specialty catalogs and flyers, image enhancing resources and prospecting tools, the S.P. Richards Market Share Development program provides office products resellers a systematic means of identifying and developing new accounts and maximizing existing customer relationships. The foundation of this varied offering is the comprehensive and consumer-friendly full line catalog which features over 20,000 items inventoried at all thirty-seven of the company's distribution centers. From systems furniture to personal digital assistants, the full line catalog positions S.P. Richards' resellers as all inclusive resources of business products.

January of 2002 saw the introduction of the company's first School Supply Catalog, designed to assist S.P. Richards' resellers who serve the educational market. This is another example of how S.P. Richards' innovation in marketing has helped their resellers grow their sales and profits in a competitive industry environment.

PRODUCT MANAGEMENT In today's business environment, office product resellers require an expanded product offering that extends well beyond the core of traditional office products. More and more businesses recognize the value of consolidating their purchases to fewer suppliers and S.P. Richards enables its customers to take advantage of this trend by providing a comprehensive range of business products. Special attention to category growth areas, which include janitorial and breakroom supplies, specialty papers, audio-visual resources and information technology products has provided valuable new sales and profit opportunities for S.P. Richards and their customers. For example, the explosive growth of digital cameras, personal organizers and wireless communication devices has led to the addition of these items as well as the introduction of profitable accessory items such as cases, power sources, and memory cards.

S.P. Richards offers five private label lines of products to help their customers meet the competitive needs of the marketplace. These quality lines include: Sparco, an economical line of consumer basics; Compucessory, an attractive line of computer accessories; Nature Saver, an offering of recycled paper products; Britannia, a fashionable selection of writing instruments; and Elite Image, new and remanufactured toner cartridges.

OPERATIONS S.P. Richards' capability to distribute product within hours of order placement, packed, labeled, and sorted to each individual reseller's specifications, with extremely high accuracy, provides resellers a dependable and responsive fulfillment partner. This support is not limited to a reseller's immediate geographic area. For those reseller customers who wish to service end users outside their normal delivery area, S.P. Richards works with UPS and other leading freight carriers to offer same-day shipment of goods to 95% of the continental United States through their nationwide dropship program, "USA Express." This program has enabled S.P. Richards' customers to capture regional or national account business that may have presented operational or investment challenges previously.

TECHNOLOGY During 2001, the company introduced a new series of services to enable dealers to interact directly with S.P. Richards over the Internet. These services began with web-based transmission of EDI transactions. The next service was Internet Stock Check, followed shortly by Internet Price Check. During 2002, additional features such as Internet Order Entry will be added.

OUR CUSTOMERS The business needs of corporate America and the small office/home office are met by a variety of resellers which include Superstores, mail order companies, large contract stationers, and independent office product dealers. S.P. Richards adds value to each of these categories of reseller.

S.P. Richards' largest customer segment has always been their base of independent office product resellers. There is a tremendous amount of diversity among this group, from storefront establishments to commercial distributors, from resellers stocking a significant inventory


1,081
1,122
1,218
1,337
1,380
97
98
99
00
01

office products group net sales

IN MILLIONS OF DOLLARS


A
TRADITION
OF
TRUST
SPR

of product to those operating a virtually stockless model. In 1997, S.P. Richards created the SPR Advantage Program to provide an enhanced level of support to these customers. The program has witnessed phenomenal growth since its inception and today over 1,200 independent resellers utilize its many sales and marketing tools.

New tools introduced in 2001 to assist the sales and marketing efforts of S.P. Richards' independent resellers include Matrix Pricing software. This software enables resellers to establish and implement effective variable margin pricing strategies targeted at improving their profitability. Because of innovative programs such as this, S.P. Richards was able to capture significant market share from competitors and experienced strong business growth with independent resellers in 2001 despite a challenging economic environment.

The Mega Channel, which includes Superstores, mail order, and large contract and commercial resellers, also harnesses the support services of S.P. Richards to more effectively satisfy the needs of their customer base. S.P. Richards provides inventory support, augmenting the product offering of these resellers. Several have introduced "virtual sku's" to their print catalogs. These items, sourced entirely from S.P. Richards, provide substantial sales opportunities without requiring reseller investment in inventory, additional warehouse space or labor.

HORIZON Headquartered in Reno, Nevada, Horizon distributes a broad offering of the latest in computer consumables, media, accessories and technology items to a diverse customer base. In addition to servicing S.P. Richards' traditional customers, Horizon also serves computer supplies specialists, business machine dealers, retail computer dealers, value-added resellers, and business forms dealers.

The year 2001 was an especially exciting one for Horizon as several key initiatives came to fruition. Horizon made a successful entree into the Canadian market, opening a distribution center in the Toronto area. The company followed this opening with another in Cranbury, New Jersey, ideally located to service the New York metropolitan market.

NORWESTRA S.P. Richards Company's Canadian subsidiary Norwestra, headquartered in Vancouver, British Columbia, is a business products wholesaler servicing the Canadian marketplace. The company distributes over 20,000 office supply and furniture items from locations in Vancouver and Toronto.

Following last year's successful introduction of the first ever full-line Canadian wholesale catalog, Norwestra will be launching several uniquely Canadian marketing tools to assist their reseller customers' selling efforts. Initiatives such as these will support continued market share growth in Canada.

LOOKING AHEAD Employing sound business fundamentals, innovative program development and a steadfast commitment to customer education, support and service, has served the company well over its long history. This commitment remains stronger than ever and will lead the company well, into 2002 and beyond.

office products group sales



net sales by segment

electrical/electronic materials group

EIS is a major supplier to the electrical and electronic manufacturers throughout the US and Mexico. EIS, headquartered in Atlanta, Georgia, provides world-class materials from manufacturers to the electrical OEM, electrical repair, electronic assembly and printed circuit board manufacturing industries.

2001 offered a challenging business environment for our Electrical and Electronic markets. All year the manufacturing sector of the US economy has been contracting. This decline has been particularly pronounced in the capital goods sector, within which most EIS customers operate. With our strong market coverage and our financial strength, EIS will be able to capitalize on this challenging market and to increase our share of the market by taking advantage of dedicated customer service and complete inventories.


THE One Source
we
DELIVER
THE
Best
EIS

EIS has locations in 36 cities serving customers in the United States, as well as warehouses in Monterrey and Guadalajara to service customers in Mexico. In Monterrey EIS also has fabricating capabilities to provide local custom fabricated solutions for large US and other international customers with plants in Mexico.

CONSOLIDATION In 2001 we have continued the consolidation and streamlining of our organization that began in 2000, and have reduced personnel and locations as our customers' business declined. EIS completed the consolidation of the electronics group's inbound call centers into a Tempe, Arizona central distribution center to provide better customer service and to lower our transaction costs. We also combined five distribution centers and one fabricating plant into existing facilities, which serviced those markets.

In January 2001, EIS completed the final conversion of all units to the SAP ERP System. With all our operations on one integrated system, EIS should increase our operating efficiency and lower our operating costs while improving our customer service levels.

JOINT SALES PROGRAMS One of the opportunities to grow our electrical and electronic business is to leverage the relationships that Motion Industries has with


electrical/electronic materials group sales
5%
net sales by segment

leading United States industrial customers to sell EIS product into these accounts in a joint sales effort. This same opportunity, we believe, exists to sell Motion Industries' product to EIS customers. To support these efforts both EIS and Motion Industries have assigned senior sales management to implement this strategy. EIS believes combining our efforts will result in better service to our customers and increased sales.

FABRICATION An important part of the EIS product offering is value added materials made by the Fabrico Division. These custom-fabricated, flexible materials are used throughout the electrical and electronic industry in numerous applications and these products are sold by the EIS sales force in each of our markets. Fabrico has been a major part of our growth initiatives for many years and a segment of our business where we can differentiate EIS from other distributors by offering proprietary product solutions. This year we expanded our fabrication capabilities and in August we moved our Atlanta facility into a new, much larger facility. EIS has increased the Fabrico marketing efforts by adding new technical specialists to sell new applications in both the electrical and electronic markets. Fabrico is also actively seeking applications outside our core electrical and electronic markets where we can utilize our technical capabilities, and we have committed additional sales resources to serve these industrial markets.

CUSTOMER SERVICE EIS continues to implement our Advanced Inventory Management System ("AIMS") at our larger manufacturing customers' locations and added six new customers to the program in 2001. AIMS is a fully automated system using bar-code technology to transmit data to EIS' computers and allow customers to lower their logistics cost with material available at point of use and automatic reorder.

E-commerce continues to be a focus of EIS. EIS has signed up a number of large contract manufacturers as registered users on our web-based system. This allows the customer and EIS to conduct business in a web-enabled system, which is fully integrated with the SAP ERP System, allowing orders to be processed directly from the customer to shipment.

NEW SALES INITIATIVES EIS continues to focus on a strong National Accounts Program with a comprehensive package of products to multi-plant electrical/electronic manufacturers. We had great success in 2001 signing several large multi-year national contracts in both the electrical OEM and electronic assembly business. These packages of products can be offered as a national contract, an integrated supply chain management program using our AIMS program, or as part of a larger integrated program by joining with TRICOM, the integrated supply arm of Motion Industries.

In our electronic business, our sales efforts focused on expanding the process materials we sell along with our other assembly products. EIS has added product specialists to concentrate on capturing additional sales from current customers with process materials such as solder, tapes, adhesives, silicones, and fabricated materials produced by our Fabrico Division.

LOOKING FORWARD TO 2002 With the focus EIS placed on cost reduction in 2001, EIS will benefit greatly when there is an upturn in the capital goods markets. The efforts we have made to consolidate and streamline our organization, the emphasis on customer service, fabrication, new sales initiatives and our joint sales programs will allow EIS to grow our business in a difficult business environment.


electrical/electronic materials group
50% OEM
12%
18%
20%
apparatus repair
printed circuit
electronic assembly
% sales by market

SELECTED FINANCIAL DATA

(in thousands, except per share data)	2001	2000	1999	1998	1997
	Year ended December 31,				
Net sales	$8,220,668	$8,369,857	$7,950,822	$6,587,576	$5,981,224
Cost of goods sold*	5,699,174	5,764,360	5,436,056	4,468,568	4,049,104
Selling, administrative and other expenses*	1,951,559	1,958,747	1,886,699	1,529,891	1,366,520
Facility consolidation and impairment charges*	73,922	—	—	—	—
Income before income taxes	496,013	646,750	628,067	589,117	565,600
Income taxes	198,866	261,427	250,445	233,323	223,203
Net income	$ 297,147	$ 385,323	$ 377,622	$ 355,794	$ 342,397
Average common shares outstanding during year – assuming dilution	173,633	175,327	179,238	180,081	180,165
Per common share:					
Diluted net income, excluding unusual charges	$2.08	$2.20	$2.11	$1.98	$1.90
Diluted net income	1.71	2.20	2.11	1.98	1.90
Dividends declared	1.14	1.10	1.04	1.00	.96
December 31 closing stock price	36.70	26.19	24.81	33.44	33.94
Long-term debt, less current maturities	835,580	770,581	702,417	588,640	209,490
Shareholders' equity	2,345,123	2,260,806	2,177,517	2,053,332	1,859,468
Total assets	$4,206,646	$4,142,114	$3,929,672	$3,600,380	$2,754,363

*Unusual charges totaled $107.8 million pre-tax in 2001 and $64.4 million after tax. The pre-tax charges include $17.4 million classified in cost of goods sold and $16.4 million classified in selling, administrative and other expenses.

MARKET AND DIVIDEND INFORMATION

High and Low Sales Price and Dividends per Share of Common Shares Traded on the New York Stock Exchange

	Sales Price of Common Shares			
Quarter	2001		2000	
	High	Low	High	Low
First	$28.45	$23.91	$25.56	$19.94
Second	31.50	25.28	26.69	20.00
Third	34.56	26.93	22.19	18.25
Fourth	37.94	31.85	26.44	18.63

	Dividends Declared Per Share	
	2001	2000
First	$.285	$.275
Second	.285	.275
Third	.285	.275
Fourth	.285	.275

Number of Record Holders of Common Stock: 7,930

SEGMENT DATA

(dollars in thousands)	Year ended December 31, 2001	2000	1999	1998	1997
Net Sales:					
Automotive	$4,252,913	$4,163,814	$4,084,775	$3,262,406	$3,071,153
Industrial	2,234,241	2,342,686	2,156,134	2,008,789	1,853,270
Office products	1,379,859	1,336,500	1,218,367	1,122,420	1,080,822
Electrical/electronic materials	387,771	557,866	522,411	220,417	—
Other	(34,116)	(31,009)	(30,865)	(26,456)	(24,021)
Total net sales	$8,220,668	$8,369,857	$7,950,822	$6,587,576	$5,981,224
Operating profit:					
Automotive	$ 378,162	$ 381,250	$ 383,830	$ 330,988	$ 315,303
Industrial	172,208	206,193	186,203	176,456	166,367
Office products	141,762	134,343	118,345	113,821	110,793
Electrical/electronic materials	3,229	28,010	23,343	12,030	—
Total operating profit	695,361	749,796	711,721	633,295	592,463
Interest expense	(59,416)	(63,496)	(41,487)	(20,096)	(13,365)
Corporate expense	(27,670)	(23,277)	(22,283)	(19,545)	(17,058)
Equity in (loss) income from investees	—	—	(3,675)	3,329	6,730
Goodwill and other amortization	(14,333)	(13,843)	(12,708)	(5,157)	(1,624)
Minority interests	(3,077)	(2,430)	(3,501)	(2,709)	(1,546)
Unusual Charges	(94,852)	—	—	—	—
Income before income taxes	$ 496,013	$ 646,750	$ 628,067	$ 589,117	$ 565,600
Assets:					
Automotive	$2,219,503	$2,099,610	$2,034,417	$1,966,774	$1,623,644
Industrial	867,716	840,585	758,206	671,454	584,356
Office products	538,468	542,406	503,904	442,220	380,804
Electrical/electronic materials	121,721	190,635	174,258	147,074	—
Corporate	17,160	17,443	18,588	18,385	18,611
Goodwill and equity investments	442,078	451,435	440,299	354,473	146,948
Total assets	$4,206,646	$4,142,114	$3,929,672	$3,600,380	$2,754,363
Depreciation and amortization:					
Automotive	$ 45,094	$ 51,546	$ 51,563	$ 43,637	$ 40,675
Industrial	11,992	11,617	10,926	8,619	6,688
Office products	9,345	9,598	8,814	8,391	7,865
Electrical/electronic materials	4,009	4,391	4,173	1,508	—
Corporate	1,020	1,308	1,783	1,993	2,015
Goodwill and other	14,333	13,843	12,708	5,157	1,624
Total depreciation and amortization	$ 85,793	$ 92,303	$ 89,967	$ 69,305	$ 58,867
Capital expenditures:					
Automotive	$ 26,766	$ 35,031	$ 57,710	$ 69,154	$ 68,305
Industrial	6,388	20,054	11,275	6,972	13,451
Office products	5,941	9,116	16,085	6,901	6,069
Electrical/electronic materials	2,466	3,183	3,113	4,688	—
Corporate	383	3,745	100	546	2,600
Total capital expenditures	$ 41,944	$ 71,129	$ 88,283	$ 88,261	$ 90,425
Net sales:					
United States	$7,526,631	$7,665,498	$7,345,707	$6,535,020	$5,977,012
Canada	629,330	633,715	585,504	79,012	28,233
Mexico	98,823	101,653	50,476	—	—
Other	(34,116)	(31,009)	(30,865)	(26,456)	(24,021)
Total net sales	$8,220,668	$8,369,857	$7,950,822	$6,587,576	$5,981,224
Net long-lived assets:					
United States	$ 579,635	$ 618,818	$ 620,837	$ 545,452	$ 412,344
Canada	182,041	201,895	207,672	187,951	6,495
Mexico	25,534	25,982	25,333	15,338	15,767
Total net long-lived assets	$ 787,210	$ 846,695	$ 853,842	$ 748,741	$ 434,606

Results of Operations:

Years ended December 31, 2001 and 2000
Net sales in 2001 were $8.2 billion, a decline of 2% as compared to 2000. The Automotive Parts Group ("Automotive") and Office Products Group ("Office") increased sales by 2% and 3%, respectively. Price increases for Automotive were 2% in 2001 and 1% in 2000 and, for Office, 2% in 2001 and 1.7% in 2000. The Industrial Parts Group ("Industrial") and EIS, the Electrical/Electronic Group ("Electrical"), reported sales decreases of 5% and 30%, respectively, resulting from the economic slowdown in the industrial manufacturing and telecommunication sectors of the economy. Although Industrial and Electrical each had price increases of 1% in 2001 and 2% and 1%, respectively, in 2000, the effect of such increases was more than offset by volume declines.

In the fourth quarter of 2001, the Company's management approved a plan to close and consolidate certain Company-operated facilities, terminate certain employees, and exit certain other activities. The Company also determined that certain assets were impaired. The income statement effects of the foregoing Company actions are hereafter collectively referred to as "Unusual Charges." Following is a summary of the Unusual Charges ($107.8 million pre-tax; $64.4 million, net of tax) and accruals related to continuing liabilities associated with the Unusual Charges (in thousands):

Unusual Charges	Total	Non-cash	Paid in 2001	Remaining Liability at Dec. 31, 2001
Impairment charges	$ 49,400	$(49,400)	$ —	$ —
Facility consolidation expenses	17,900	(6,900)	(300)	10,700
Severance expenses	6,700	—	(100)	6,600
Facility consolidation and impairment charges	74,000	(56,300)	(400)	17,300
Inventory-related exit costs—cost of good sold	17,400	(17,400)	—	—
Other—selling, administrative and other expenses	16,400	(15,800)	—	600
	$107,800	$(89,500)	$(400)	$17,900

Impairment charges are primarily comprised of two separate technology projects: (1) an abandoned software system implementation in the Office Products Group totaling approximately $30 million, and (2) an impaired technology-related venture in the Automotive Group totaling approximately $15 million for which the Company projects the undiscounted cash flows to be less than the carrying amount of the related investment. Facility consolidation expenses relate to facility consolidations in each of the Company's business segments. The Company has identified certain distribution, branch and retail facilities, which will be consolidated with related facilities prior to December 31, 2002. The Company has appropriately accrued the estimated lease obligation from the planned exit date through the end of the contractual lease term, net of estimated sublease income. Severance expenses include charges for employees which have been or will be involuntarily terminated in connection with the Company's facility consolidation and management termination plans. All employee terminations will be completed prior to December 31, 2002. Inventory-related exit costs totaling approximately $17.4 million relate to inventory considered by the Company to be impaired as a result of the facility consolidations described above and related inventory rationalization and optimization programs. All inventory-related exit costs have been classified as cost of sales in the statement of income. Other Unusual Charges have been classified as a component of selling, administrative, and other expenses. The Company's management does not believe the facility consolidations will result in any material decline in net sales, as all such facilities in the process of closure will be served by other Company-operated facilities.

Cost of goods sold was 69.3% of net sales in 2001 as compared to 68.9% in 2000. The slight increase in cost of goods sold as a percentage of net sales is primarily attributable to continued pricing pressures resulting from the recessionary economic conditions coupled with inventory-related exit costs discussed above totaling approximately $17.4 million. Selling, administrative and other expenses of $1.9 billion were flat from 2001 to 2000. At 23.7% of net sales in 2001, these expenses increased slightly from 23.4% in 2000. Excluding the effect of the Unusual Charges, selling, administrative, and other expenses declined by just over 1%, generally consistent with the sales decrease.

Operating profit as a percentage of sales was 8.5% in 2001 as compared to 9.0% in 2000. These results are reflective of the overall economic conditions in 2001 and the fixed costs inherent in distribution. Automotive operating margins decreased slightly from 9.2% in 2000 to 8.9% in 2001. Office operating margins showed slight improvement from 10.1% in 2000 to 10.3% in 2001. The current economic conditions continued to place the most pressure on the Industrial and Electrical segment. Industrial margins declined to 7.7% in 2001 from 8.8% in 2000. EIS, with a sales decrease in 2001 of 30%, had an operating margin of 1% in 2001 and 5% in 2000. The margin decline at EIS is because the operating expenses associated with EIS' business could not be reduced to the extent of the sales decline.

The effective income tax rate was 40.1% in 2001 as compared to 40.4% in 2000. Net income in 2001 was $297 million, reflecting a 23% decrease over 2000 net income. Net income as a percent of net sales was 3.6% in 2001 as compared to 4.6% in 2000. Excluding the effect of Unusual Charges, net income was down 6% from 2000 and was 4.4% of sales. This decrease in net income is primarily attributable to the sales decline. In 2001, diluted earnings per share were $1.71, a 22% decrease from $2.20 reported in 2000. Excluding Unusual Charges, diluted earnings per share were $2.08, a 5% decrease from 2000.

Years ended December 31, 2000 and 1999

Net sales increased 5% in 2000, and 21% in 1999. Excluding the effect of acquisitions, sales would have increased approximately 7% in 1999. Cost of goods sold was 68.9% of net sales in 2000 compared to 68.4% in 1999. Selling, administrative and other expenses increased 4% in 2000 and decreased to 23.4% of net sales in 2000 as compared to 23.7% in 1999 due primarily to improved operating efficiencies. The effective income tax rate was 40.4% in 2000 as compared to 39.9% in 1999. The increase in the tax rate in 2000 primarily related to increased nondeductible goodwill amortization and the effect of international operations. Net income as a percent of net sales was 4.6% in 2000 and 4.7% in 1999. Net income of $385.3 million in 2000 increased 2% over 1999 net income of $377.6 million. Diluted earnings per share were $2.20 in 2000 compared to $2.11 in 1999, an increase of 4%.

Sales for Automotive increased 2% in 2000 and 25% in 1999 (5% excluding acquisitions). Price increases were 1% in 2000. Automotive's operating profit decreased 1% in 2000 as compared to 1999. Industrial's operating profits increased 11% in 2000 as compared to 1999, consistent with a sales increase of 9% in 2000. Industrial price increases were 2% in 2000. The sales increases for Industrial were primarily volume related, reflective of geographic expansion and increased market share due to expanded product offerings and new markets. The Office segment reported sales increases of 10% in 2000 over 1999 and operating profit increases of 13.5% in the same period. Price increases were 1.7% in 2000. The sales and profit increases in the Office segment resulted from additional market share, increased merchandising and marketing efforts and new product offerings. EIS increased sales by 7% in 2000 and operating profits by 20%, reflecting new product programs and expanded customer bases. Price increases at EIS were 1% in 2000.

Liquidity and Capital Resources:

The ratio of current assets to current liabilities was 3.4 to 1 at the close of 2001 with current assets amounting to 75% of total assets. Trade accounts receivable decreased 2% and inventories increased 1%, while working capital increased 9.6%. The increase in working capital is primarily attributable to the reduction in the current portion of long-term debt as a result of new financing arrangements in 2001.

On November 30, 2001, the Company completed a $500 million financing arrangement with a consortium of financial institutions and insurance companies. At December 31, 2001, the Company had unsecured Senior Notes outstanding under this financing arrangement as follows: $250 million, Series A, 5.86% fixed, due 2008; and $250 million, Series B, 6.23% fixed, due 2011. In addition, at December 31, 2001, the Company had $7 million outstanding on a $200 million unsecured revolving line of credit, LIBOR plus .55%, due 2003, and the following unsecured term notes: $50 million, LIBOR plus .25%, due 2005; $50 million, LIBOR plus .25%, due 2008; and $231 million, LIBOR plus .55%, due 2003; and $27 million in other borrowings. In addition, the Company had the following Canadian dollar denominated borrowings translated into U.S. dollars at December 31, 2001: line of credit secured by accounts receivable, $19 million outstanding, banker's acceptance rate plus .27%; and $8 million in other borrowings. Certain borrowings contain covenants related to a maximum debt-to-equity ratio, a minimum fixed-charge coverage ratio, and certain limitations on additional borrowings. At December 31, 2001, the Company was in compliance with all such covenants. The weighted average interest rate on the Company's outstanding borrowings was approximately 5.3% and 6.7% at December 31, 2001 and 2000, respectively. Total interest expense for all borrowings was $59.4 million and $63.5 million in 2001 and 2000, respectively.

The Company also has an $85 million construction and lease facility. Properties acquired by the lessor are constructed and then leased to the Company under operating lease agreements. The total amount advanced and outstanding under this facility at December 31, 2001 was approximately $62 million. Since the resulting leases are operating leases, no debt obligation is recorded on the Company's balance sheet. This construction and lease facility expires in 2008. Lease payments fluctuate based upon current interest rates and are generally based upon LIBOR plus .55%. The lease facility contains residual value guarantee provisions and guarantees under events of default. Although management believes the likelihood of funding to be remote, the maximum guarantee obligation under the construction and lease facility is approximately $62 million at December 31, 2001. In addition, the Company guaranteed borrowings of affiliates totaling approximately $59.7 million and $49.7 million at December 31, 2001 and 2000, respectively.

In August 1999, the Company completed the repurchase of 15 million shares authorized by the Board of Directors in 1994. The Board authorized the repurchase of an additional 15 million shares on April 19, 1999. Through December 31, 2001, approximately 7.4 million shares have been repurchased under this new authorization.

Existing credit facilities, current financial resources and anticipated funds from operations are expected to meet requirements for working capital in 2002. Capital expenditures in 2001 were $42 million, $71 million in 2000 and $88 million in 1999. The reduction represents management's coordinated efforts to control capital expenditures.

The Company manages its exposure to changes in short-term interest rates, particularly to reduce the impact on its floating-rate term notes, by entering into interest rate swap agreements. The counterparties to these contracts are high credit, quality commercial banks. Consequently, credit risk, which is inherent in all swaps, has been minimized to a large extent. Interest expense is adjusted for the differential to be paid or received as interest rates change. Substantially all floating rate debt has been effectively fixed by interest rate swap agreements at December 31, 2001. Accordingly, a 1% adverse change in interest rates would not have a material adverse impact on future earnings and cash flows of the Company. The fair value of interest rate swap agreements was approximately $31.6 million as of December 31, 2001.

This amount is included in other accrued expenses in the Company's consolidated balance sheet. Other than interest rate swaps, the Company does not have any other derivative instruments. The Company does not enter into derivatives for speculative or trading purposes.

Critical Accounting Policies

Inventories — Provisions for Slow Moving and Obsolescence

The Company identifies slow moving or obsolete inventories and estimates appropriate loss provisions related thereto. Historically, these loss provisions have not been significant as the vast majority of the Company's inventories are eligible for return under various vendor return programs. While the Company has no reason to believe its inventory return privileges will be discontinued in the future, its risk of loss associated with obsolete or slow moving inventories would increase if such were to occur.

Allowance for Doubtful Accounts — Methodology

The Company evaluates the collectibility of accounts receivable based on a combination of factors. Initially, the Company estimates an allowance for doubtful accounts as a percentage of net sales based on historical bad debt experience. This initial estimate is periodically adjusted when the Company becomes aware of a specific customer's inability to meet its financial obligations (e.g., bankruptcy filing) or as a result of changes in the overall aging of accounts receivable. While the Company has a large customer base that is geographically dispersed, a general economic downturn in any of the industry segments in which the Company operates could result in higher than expected defaults, and, therefore, the need to revise estimates for bad debts. For the years ended December 31, 2001, 2000 and 1999, the Company recorded provisions for bad debts of $26.5 million, $13.9 million and $14.4 million, respectively.

Evaluation of the Recoverability of Goodwill

The Company has recorded goodwill from prior business combinations amounting to approximately $442 million at December 31, 2001. Goodwill is presently being amortized using a straight-line method over 40 years. For the years ended December 31, 2001, 2000, and 1999, the amount of goodwill amortization included in the Company's consolidated statements of income was $14.3 million, $13.8 million, and $12.7 million, respectively.

The Company's current accounting policy for evaluating the recoverability of goodwill is based upon management's estimates of the future undiscounted cash flows attributable to the acquired business as compared to the carrying value of the corresponding goodwill and other long-lived assets. Management's estimates of the undiscounted cash flows are based upon factors such as projected future sales, price increases, and other uncertain elements requiring significant judgments. In connection with performing this impairment evaluation at December 31, 2001, the Company did not identify any significant amounts of goodwill considered to be impaired.

Effective January 1, 2002, the Company will adopt Statement of Financial Accounting Standard No. 142, "Goodwill and Intangible Assets" ("Statement 142"). Statement 142 requires companies to discontinue the amortization of goodwill and to apply an impairment only approach. This new approach requires the use of valuation techniques and methodologies significantly different than the present undiscounted cash flow policy being followed by the Company.

In connection with the adoption of Statement 142, the Company's conclusions about the valuation and recoverability of goodwill may change. The impairment only approach may result in impairment charges and reductions in the carrying amount of goodwill on the balance sheet upon adoption. Subsequent to the initial adoption of Statement 142, the impairment only approach may also have the effect of increasing the volatility of the Company's earnings if additional goodwill impairment occurs at a future date.

Consideration Received from Vendors
The Company enters into agreements at the beginning of each year with many of its vendors providing for inventory purchase rebates and advertising allowances. Generally, the Company earns inventory purchase rebates upon achieving specified volume purchasing levels and advertising allowances upon fulfilling its obligations related to cooperative advertising programs. The Company accrues for the receipt of inventory purchase rebates as part of its inventory cost based on cumulative purchases of inventory to date and projected inventory purchases through the end of the year, and, in the case of advertising allowances, upon completion of the Company's obligations related thereto. While management believes the Company will continue to receive such amounts in 2002 and beyond, there can be no assurance that vendors will continue to provide comparable amounts of rebates and allowances in the future.

Forward-Looking Statements:
Statements in this report constitute forward-looking statements that are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company cautions that its forward-looking statements involve risks and uncertainties. The Company undertakes no duty to update its forward-looking statements, which reflect the Company's beliefs, expectations, and plans as of the present. Actual results or events may differ materially from those indicated as a result of various important factors. Such factors include, but are not limited to, changes in general economic conditions, the growth rate of the market for the Company's products and services, the ability to maintain favorable supplier arrangements and relationships, competitive product and pricing pressures, the effectiveness of the Company's promotional, marketing and advertising programs, changes in laws and regulations, including changes in accounting and taxation guidance, the uncertainties of litigation, as well as other risks and uncertainties discussed from time to time in the Company's filings with the Securities and Exchange Commission.

Quarterly Results of Operations:
The preparation of interim financial statements requires management to make estimates and assumptions for the amounts reported in the condensed consolidated financial statements. Specifically, the Company makes certain estimates in its interim financial statements for the accrual of bad debts, inventory adjustments, and volume rebates earned. Bad debts are accrued based on a percentage of sales and volume rebates are estimated based upon cumulative and projected purchasing levels. Inventory adjustments are accrued on an interim basis and adjusted in the fourth quarter based on the annual October 31 book-to-physical inventory adjustment. The methodology and practices used in deriving estimates for interim reporting typically result in adjustments upon accurate determination at year-end.

The Unusual Charges discussed above resulted in a decrease in net income in the fourth quarter of 2001 of $.37 per share. Without the Unusual Charges, diluted income per share would have been $.51 per share in the quarter ended December 31, 2001. For the quarters ended December 31, 2001 and 2000, year-end adjustments resulted in increasing net income during the fourth quarter by approximately $13.5 million and $32.0 million ($.08 per share and $.18 per share), respectively.

The following is a summary of the quarterly results of operations for the years ended December 31, 2001 and 2000.

	Three Months Ended			
	March 31,	June 30,	Sept. 30,	Dec. 31,
2001	(in thousands except for per share data)			
Net Sales	$2,054,972	$2,118,976	$2,099,191	$1,947,529
Gross Profit	623,159	642,977	630,312	625,046
Net Income	89,273	94,688	88,216	24,970
Basic and Diluted Net Income per Common Share	.52	.55	.51	.14
2000				
Net Sales	$2,070,992	$2,129,377	$2,150,572	$2,018,916
Gross Profit	620,052	649,671	655,797	679,977
Net Income	91,729	96,593	91,729	105,272
Basic and Diluted Net Income per Common Share	.52	.55	.53	.61

REPORT OF MANAGEMENT

Genuine Parts Company

We have prepared the accompanying consolidated financial statements and related information included herein for the years ended December 31, 2001, 2000 and 1999. The opinion of Ernst & Young LLP, the Company's independent auditors, on those financial statements is included herein. The primary responsibility for the integrity of the financial information included in this annual report rests with management. Such information was prepared in accordance with generally accepted accounting principles appropriate in the circumstances based on our best estimates and judgements and giving due consideration to materiality.

Genuine Parts Company maintains internal accounting control systems which are adequate to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and which produce records adequate for preparation of financial information. The system and controls and compliance therewith are reviewed by an extensive program of internal audits and by our independent auditors. There are limits inherent in all systems of internal accounting control based on the recognition that the cost of such a system should not exceed the benefits to be derived. We believe the Company's system provides this appropriate balance.

The Audit Committee of Genuine Parts Company's Board of Directors is responsible for reviewing and monitoring the Company's financial reports and accounting practices to ascertain that they are within acceptable limits of sound practice in such matters. The membership of the Committee consists of non-employee Directors. At periodic meetings, the Audit Committee discusses audit and financial reporting matters and the internal audit function with representatives of financial management and with representatives from Ernst & Young LLP.

Jerry Nix

JERRY W. NIX
Executive Vice President -
Finance and Chief Financial Officer
February 4, 2002

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Genuine Parts Company

We have audited the accompanying consolidated balance sheets of Genuine Parts Company and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Genuine Parts Company and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 4, 2002
Atlanta, Georgia

CONSOLIDATED BALANCE SHEETS

(dollars in thousands)	December 31, 2001	2000
Assets		
Current Assets:		
Cash and cash equivalents	$ 85,770	$ 27,738
Trade accounts receivable	1,010,728	1,031,662
Merchandise inventories	1,890,037	1,864,334
Prepaid expenses and other assets	159,677	95,747
Total Current Assets	3,146,212	3,019,481
Goodwill, less accumulated amortization (2001—$51,134; 2000—$37,680)	442,078	451,435
Other Assets	273,224	275,938
Property, Plant and Equipment:		
Land	37,465	40,790
Buildings, less allowance for depreciation (2001—$101,914; 2000—$96,714)	127,639	136,416
Machinery and equipment, less allowance for depreciation (2001—$341,933; 2000—$340,228)	180,028	218,054
Net Property, Plant and Equipment	345,132	395,260
	$4,206,646	$4,142,114
Liabilities and Shareholders' Equity		
Current Liabilities:		
Trade accounts payable	$ 644,084	$ 635,499
Current portion of long-term debt and other borrowings	57,190	151,452
Accrued compensation	62,395	58,661
Other accrued expenses	106,099	58,164
Dividends payable	49,413	47,494
Income taxes payable	—	37,043
Total Current Liabilities	919,181	988,313
Long-Term Debt	835,580	770,581
Deferred Income Taxes	60,985	77,814
Minority Interests in Subsidiaries	45,777	44,600
Shareholders' Equity:		
Preferred Stock, par value $1 per share—authorized 10,000,000 shares; none issued	—	—
Common Stock, par value $1 per share—authorized 450,000,000 shares; issued 173,473,944 shares in 2001 and 172,389,688 shares in 2000	173,474	172,390
Accumulated other comprehensive income	(46,094)	(13,041)
Additional paid-in capital	16,080	—
Retained earnings	2,201,663	2,101,457
Total Shareholders' Equity	2,345,123	2,260,806
	$4,206,646	$4,142,114

See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31,		
(in thousands, except per share data)	2001	2000	1999
Net sales	$8,220,668	$8,369,857	$7,950,822
Cost of goods sold	5,699,174	5,764,360	5,436,056
	2,521,494	2,605,497	2,514,766
Selling, administrative and other expenses	1,951,559	1,958,747	1,886,699
Facility consolidation and impairment charges	73,922	—	—
Income before income taxes	496,013	646,750	628,067
Income taxes	198,866	261,427	250,445
Net Income	$ 297,147	$ 385,323	$ 377,622
Basic net income per common share	$ 1.72	$ 2.20	$ 2.11
Diluted net income per common share	$ 1.71	$ 2.20	$ 2.11
Average common shares outstanding	172,765	175,009	178,746
Dilutive effect of stock options and non-vested restricted stock awards	868	318	492
Average common shares outstanding—assuming dilution	173,633	175,327	179,238

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

dollars in thousands	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders' Equity
Balance at January 1, 1999	179,505,151	$179,505	$ 19,989	$ (3,110)	$1,856,948	$2,053,332
Net income	—	—	—	—	377,622	377,622
Foreign currency translation adjustment, net of income taxes of $2,498	—	—	—	(3,747)	—	(3,747)
Comprehensive income						373,875
Cash dividends declared, $1.04 per share	—	—	—	—	(185,870)	(185,870)
Stock options exercised, including tax benefit	322,003	322	6,168	—	—	6,490
Purchase of stock	(3,863,353)	(3,863)	(65,663)	—	(41,602)	(111,128)
Stock issued in connection with acquisitions	1,311,801	1,312	37,772	—	—	39,084
Other	—	—	1,734	—	—	1,734
Balance at December 31, 1999	177,275,602	177,276	—	(6,857)	2,007,098	2,177,517
Net income	—	—	—	—	385,323	385,323
Foreign currency translation adjustment, net of income taxes of $4,123	—	—	—	(6,184)	—	(6,184)
Comprehensive income						379,139
Cash dividends declared, $1.10 per share	—	—	—	—	(192,455)	(192,455)
Stock options exercised, including tax benefit	386	—	8	—	—	8
Purchase of stock	(5,466,029)	(5,466)	(13,840)	—	(98,509)	(117,815)
Stock issued in connection with acquisitions	579,729	580	13,832	—	—	14,412
Balance at December 31, 2000	172,389,688	172,390	—	(13,041)	2,101,457	2,260,806
Net income	—	—	—	—	297,147	297,147
Foreign currency translation adjustment, net of income taxes of $8,168	—	—	—	(12,252)	—	(12,252)
Changes in fair value of derivative instruments, net of income taxes of $13,867	—	—	—	(20,801)	—	(20,801)
Comprehensive income						264,094
Cash dividends declared, $1.14 per share	—	—	—	—	(196,941)	(196,941)
Stock options exercised, including tax benefit	936,978	937	13,464	—	—	14,401
Purchase of stock	(496,025)	(496)	(12,162)	—	—	(12,658)
Stock issued in connection with acquisitions	643,303	643	14,778	—	—	15,421
Balance at December 31, 2001	173,473,944	$173,474	$ 16,080	$(46,094)	$2,201,663	$2,345,123

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)	2001	2000	1999
		Year ended December 31,	
Operating Activities			
Net income	$ 297,147	$ 385,323	$ 377,622
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	85,793	92,303	89,967
Gain on sale of property, plant and equipment	(1,626)	(5,674)	(4,595)
Deferred income taxes	(21,704)	(6,714)	12,347
Unusual charges	89,500	—	—
Income applicable to minority interests	3,077	2,430	3,501
Changes in operating assets and liabilities:			
Trade accounts receivable	6,974	(14,298)	(42,846)
Merchandise inventories	(45,063)	(84,508)	(28,671)
Trade accounts payable	7,354	50,899	12,104
Other, net	(88,300)	(105,336)	(51,662)
	36,005	(70,898)	(9,855)
Net Cash Provided by Operating Activities	333,152	314,425	367,767
Investing Activities			
Purchases of property, plant and equipment	(41,944)	(71,129)	(88,283)
Proceeds from sale of property, plant and equipment	5,261	10,605	10,254
Acquisition of businesses and other investments, net of cash acquired	(16,358)	(46,226)	(89,272)
Net Cash Used in Investing Activities	(53,041)	(106,750)	(167,301)
Financing Activities			
Proceeds from credit facilities	3,223,466	2,813,820	2,579,675
Payments on credit facilities	(3,251,769)	(2,731,601)	(2,530,429)
Stock options exercised	14,401	8	6,490
Dividends paid	(195,022)	(189,995)	(184,247)
Purchase of stock	(12,658)	(117,815)	(111,128)
Net cash used in financing activities	(221,582)	(225,583)	(239,639)
Effect of exchange rate changes on cash	(497)	(89)	(64)
Net increase (decrease) in cash and cash equivalents	58,032	(17,997)	(39,237)
Cash and cash equivalents at beginning of year	27,738	45,735	84,972
Cash and cash equivalents at end of year	$ 85,770	$ 27,738	$ 45,735
Supplemental disclosure of cash flow information			
Cash paid during the year for:			
Income taxes	$ 257,280	$ 252,416	$ 244,250
Interest	$ 60,461	$ 61,750	$ 39,888

See accompanying notes.

1. Summary of Significant Accounting Policies

Business
Genuine Parts Company and all of its majority-owned subsidiaries ("the Company") is a distributor of automotive replacement parts, industrial replacement parts, office products and electrical/electronic materials. The Company serves a diverse customer base through more than 1,800 locations in North America and, therefore, has limited exposure from credit losses to any particular customer or industry segment. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral.

Principles of Consolidation
The consolidated financial statements include all of the accounts of the Company. Income applicable to minority interests is included in other expenses. Significant intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition
The Company recognizes revenues from product sales upon shipment to its customers.

Use of Estimates
The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates and the differences could be material.

Foreign Currency Translation
The balance sheets and statements of income of the Company's foreign subsidiaries have been translated into U.S. dollars at the current and average exchange rates, respectively. The foreign currency translation adjustment is included as a component of accumulated other comprehensive income, net of income taxes.

Cash Equivalents
The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Merchandise Inventories
Merchandise inventories are valued at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) method for a majority of automotive parts, electrical/electronic materials, and industrial parts, and by the first-in, first-out (FIFO) method for office products and certain other inventories. If the FIFO method had been used for all inventories, cost would have been $173,488,000 and $155,831,000 higher than reported at December 31, 2001 and December 31, 2000, respectively.

Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets consist primarily of prepaid expenses, amounts due from vendors, income taxes receivable, and deferred income taxes.

Goodwill
Goodwill represents the excess of the purchase price paid over the fair value of the net assets acquired in connection with business acquisitions and is amortized over a period of 40 years (See Recently Issued Accounting Pronouncements).

Other Assets
Other assets consist primarily of a prepaid pension asset, an investment accounted for under the cost method, and certain internal-use information systems in progress.

Property, Plant and Equipment
Property, plant and equipment are stated at cost. Depreciation is determined principally on a straight-line basis over the following estimated useful life of each asset: buildings and improvements, 10 to 40 years; machinery and equipment, 5 to 15 years.

Long-Lived Assets
Long-lived assets, including goodwill, are periodically reviewed for impairment based on an assessment of future operations. The Company records impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

Fair Value of Financial Instruments
The carrying amount reflected in the consolidated balance sheets for cash, cash equivalents, accounts receivable and accounts payable approximate their respective fair values based on the short-term nature of these instruments. The fair value of interest rate swap agreements, included in other accrued expenses in the consolidated balance sheet, was approximately $31,570,000 at December 31, 2001. At December 31, 2001 and 2000, the carrying amount for variable rate long-term debt approximates fair market value since the interest rates on these instruments are reset periodically to current market rates. At December 31, 2001, the fair market value of fixed rate long-term debt was approximately $500,000,000 based primarily on quoted prices for these or similar instruments.

Derivative Instruments and Hedging Activities
From time to time, the Company uses interest rate swap agreements to synthetically manage the interest rate characteristics of a portion of its outstanding debt and to limit the Company's exposure to rising interest rates. The Company designates at inception that interest rate swap agreements hedge risks associated with future variable interest payments and monitors each swap agreement to determine if it remains an effective hedge. The effectiveness of the derivative as a hedge is based on a high correlation between changes in the value of the underlying hedged item. Ineffectiveness related to the Company's derivative transactions is not material. The Company records amounts to be received or paid as a result of interest swap agreements as an adjustment to interest expense. All of the Company's interest rate swaps are designated as cash flow hedges. Gains or losses on terminations or redesignation of interest rate swap agreements are deferred and amortized as an adjustment to interest expense of the related debt instrument over the remaining term of the original contract life of the agreements. The Company does not enter into derivatives for speculative or trading purposes.

Shipping and Handling Costs
Shipping and handling costs are classified as selling, administrative and other expenses in the accompanying consolidated statements of income and totaled approximately $198,000,000, $200,000,000 and $180,000,000 in the years ended December 31, 2001, 2000, and 1999, respectively.

Net Income Per Common Share
Basic net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the year. The computation of diluted net income per common share includes the dilutive effect of stock options and non-vested restricted stock awards. Options to purchase 3,485,000, 4,325,000 and 4,265,000, shares of common stock at prices ranging from $23 to $35 per share were outstanding at December 31, 2001, 2000 and 1999 respectively, but were not included in the computation of diluted net income per common share because the options' exercise price was greater than the average market price of the common shares. The dilutive effect of options to purchase 748,312 shares of common stock at an average exercise price of approximately $7 per share issued in connection with a 1998 acquisition have been included in the computation of diluted net income per common share since the date of the acquisition.

Recently Issued Accounting Pronouncements
On January 1, 2001, the Company adopted Statements of Financial Accounting Standards Nos. 133, 137, and 138 (collectively "SFAS 133"), pertaining to the accounting for derivative instruments and hedging activities. SFAS 133 requires the Company to recognize all derivative instruments in the balance sheet at fair value. Upon adoption of SFAS 133, the Company recorded a charge to other comprehensive income of $6,226,000, net of income taxes, resulting from a cumulative effect of a change in accounting principle. Any subsequent gains or losses arising from these swaps have also been deferred in stockholders' equity (as a component of accumulated other comprehensive income (loss)). These deferred gains and losses are recognized in the Company's Consolidated Statements of Income in the period in which the related interest payments being hedged are recognized in expense. No significant amounts were reclassified from accumulated other comprehensive income (loss) to earnings during 2001.

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141, "Business Combinations." This statement eliminates the pooling of interests method of accounting for all business combinations initiated after June 30, 2001, and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. The Company had no significant business combinations after June 30, 2001.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." This statement changes the accounting for goodwill from an amortization method to an impairment only approach. Application of the non-amortization provisions of this statement is expected to result in an increase in net income of approximately $12,300,000 ($0.07 per share) in 2002. During fiscal 2002, the Company will perform impairment tests for goodwill as required by this Statement. If the results of these tests indicate any impairment of goodwill, the Company will record such amount as a cumulative effect of a change in accounting principle as of January 1, 2002.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement supercedes Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The Company will adopt SFAS 144 as of January 1, 2002, but does not believe the statement will have a material effect on its consolidated financial statements.

2. Facility Consolidation, Impairment, and Other Charges

Prior to December 31, 2001, the Company's management approved a plan to close and consolidate certain facilities, terminate certain employees, and exit certain other activities. The Company also determined certain assets were impaired. The income statement effects of the foregoing Company actions are hereafter collectively referred to as the "Unusual Charges." Following is a summary of the Unusual Charges and the related accruals for continuing liabilities associated with the Unusual Charges (in thousands):

Unusual Charges	Total	Non-cash	Paid in 2001	Remaining Liability
Impairment charges	$ 49,400	$(49,400)	$ —	$ —
Facility consolidation expenses	17,900	(6,900)	(300)	10,700
Severance expenses	6,700	—	(100)	6,600
Inventory-related exit costs	17,400	(17,400)	—	—
Other	16,400	(15,800)	—	600
	$107,800	$(89,500)	$(400)	$17,900

Impairment charges are primarily comprised of two separate technology projects: (1) an abandoned software system implementation of the Company's office products segment totaling approximately $30,000,000, and (2) an impaired technology-related venture of the Company's automotive segment totaling approximately $15,000,000 for which the Company projects the undiscounted cash flows to be less than the carrying amount of the related investment. Facility consolidation expenses relate to facility consolidations in each of the Company's business segments. The Company has identified certain distribution, branch and retail facilities to be closed prior to December 31, 2002. The Company has appropriately accrued the estimated lease obligation from the planned exit date through the end of the contractual lease term, net of any estimated sublease income. The Company's management does not believe the facility consolidations will result in any material decline in net sales as all such facilities in the process of closure will be served by other Company-operated facilities.

Severance expenses include charges associated with payments owed to employees who have been or will be involuntarily terminated in connection with the Company's facility consolidation. All terminations will occur prior to December 31, 2002. Inventory-related exit costs relate to inventory considered by the Company to be impaired as a result of the facility consolidations described above and related inventory rationalization and optimization programs. All inventory-related exit costs have been classified as cost of goods sold in the accompanying consolidated statement of income. Other Unusual Charges have been classified as a component of selling, administrative and other expenses.

3. Credit Facilities

Amounts outstanding under the Company's credit facilities consist of the following:

(In Thousands)	December 31 2001	2000
U.S. dollar denominated borrowings:		
Unsecured revolving line of credit, $200,000,000, Libor plus .55%, due December 2003	$ 7,000	$175,000
Unsecured 364 day line of credit, $200,000,000, Libor plus .55%	—	119,000
Unsecured revolving line of credit, $100,000,000, Banker's Acceptance rate, due February 2001	—	98,249
Unsecured term notes:		
November 30, 2001, Series A Senior Notes, $250,000,000, 5.86% fixed, due November 30, 2008	250,000	—
November 30, 2001 Series B Senior Notes, $250,000,000, 6.23% fixed, due November 30, 2011	250,000	—
December 27, 1996, Libor plus .25%, due December 2001	—	50,000
October 31, 1997, 5.98% fixed until October 2001, then the higher of 5.98% or Libor plus .25%	—	50,000
July 1, 1998, Libor plus .25%, due July 2005	50,000	50,000
October 1, 1998, Libor plus .25%, due October 2008	50,000	50,000
December 1, 1998, Libor plus .55%, due December 2003	231,367	231,367
Other borrowings	27,375	43,742
Canadian dollar denominated borrowings translated into U.S. dollars:		
Unsecured revolving lines of credit, CND$25,000,000, Banker's Acceptance rate plus .55%, due October 2002	8,041	8,540
Unsecured revolving lines of credit, CND$100,000,000, Banker's Acceptance rate plus .55%, due January 2004	141	6,770
Line of credit, CND$65,000,000, secured by accounts receivable, Banker's Acceptance rate plus .27%, cancelable on 30 days notice or due March 2003	18,846	39,365
	892,770	922,033
Current portion of long-term debt and other borrowings	57,190	151,452
	$835,580	$770,581

The principal amount of the Company's borrowings subject to variable rates before interest rate swap agreements totaled approximately $378,892,000 and $758,463,000 at December 31, 2001 and 2000, respectively. The weighted average interest rate on the Company's outstanding borrowings was approximately 5.30% and 6.70% at December 31, 2001 and 2000, respectively.

On November 30, 2001, the Company completed a $500,000,000 financing with a consortium of financial institutions and insurance companies ("the Notes"). The proceeds of the Notes were primarily used to repay certain variable rate borrowings.

Certain borrowings contain covenants related to a maximum debt-to-equity ratio, a minimum fixed-charge coverage ratio, and certain limitations on additional borrowings. At December 31, 2001, the Company was in compliance with all such covenants. The Company guaranteed borrowings of affiliates totaling approximately $59,743,000 and $49,738,000 at December 31, 2001 and 2000, respectively. Total interest expense for all borrowings was $59,416,000 in 2001, $63,496,000 in 2000 and $41,487,000 in 1999.

Approximate maturities under the Company's credit facilities are as follows (in thousands):

2002	$ 57,190
2003	231,973
2004	238
2005	53,055
2006	—
Subsequent to 2006	550,314
	$892,770

4. Shareholders' Equity

The Company has a Shareholder Protection Rights Agreement which includes the distribution of rights to common shareholders under certain defined circumstances. The rights entitle the holder, upon occurrence of certain events, to purchase additional stock of the Company. The rights will be exercisable only if a person, group or company acquires 20% or more of the Company's common stock or commences a tender offer that would result in ownership of 20% or more of the common stock. The Company is entitled to redeem each right for one cent.

5. Leased Properties

The Company leases land, buildings and equipment. Certain land and building leases have renewal options generally for periods ranging from two to ten years. In addition, certain properties occupied under operating leases contain normal purchase options. The Company also has an $85,000,000 construction and lease facility. Properties acquired by the lessor are constructed and then leased to the Company under operating lease agreements. The total amount advanced and outstanding under this facility at December 31, 2001 was approximately $62,000,000. Since the resulting leases are operating leases, no debt obligation is recorded on the Company's balance sheet. Future minimum payments, by year and in the aggregate, under the noncancellable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2001 (in thousands):

2002	$ 95,208
2003	71,908
2004	51,873
2005	37,356
2006	25,230
Subsequent to 2006	85,636
	$367,211

Rental expense for operating leases was $112,470,000 in 2001, $106,689,000 in 2000 and $100,546,000 in 1999. Certain operating leases expiring in 2008 contain residual value guarantee provisions and other guarantees in the event of a default. At December 31, 2001, the maximum amount the Company may be liable for under such guarantees is approximately $62,000,000.

6. Stock Options and Restricted Stock Awards

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, no compensation expense is recognized if the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant.

In 1999, the Company authorized the grant of options of up to 9,000,000 shares of common stock. In accordance with stock option plans approved by shareholders, options are granted to key personnel for the purchase of the Company's stock at prices not less than the fair market value of the shares on the dates of grant. Most options may be exercised not earlier than twelve months nor later than ten years from the date of grant.

Pro forma information regarding net income and earnings per share is required by SFAS 123 determined as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2001, 2000 and 1999, respectively: risk-free interest rates of 5.0%, 5.9% and 5.5%; dividend yield of 3.8%, 5.0% and 3.5%; volatility factor of the expected market price of the Company's common stock of .05, .06 and .07, and an expected life of the option of 5 years, 6 years and 7 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except per share amounts):

	2001	2000	1999
Pro forma net income	$296,376	$384,015	$374,801
Pro forma basic net income per common share	$1.72	$2.19	$2.10
Pro forma diluted net income per commonshare	$1.71	$2.19	$2.09

A summary of the Company's stock option activity and related information are as follows:

	2001		2000		1999	
	Shares (000's)	Weighted Average Exercise Price	Shares (000's)	Weighted Average Exercise Price	Shares (000's)	Weighted Average Exercise Price
Outstanding at beginning of year	7,513	$26	5,388	$28	3,827	$26
Granted	30	33	2,412	21	2,046	32
Exercised	(1,049)	14	(8)	22	(430)	23
Forfeited	338	32	(279)	27	(55)	33
Outstanding at end of year	6,156	$28	7,513	$26	5,388	$28
Exercisable at end of year	4,477	$29	3,760	$28	2,715	$27
Weighted-average fair value of options granted during the year	$2.04		$1.36		$3.78	
Shares available for future grants	6,910		6,602		8,735	

Exercise prices for options outstanding as of December 31, 2001 ranged from approximately $21 to $35, except for 198,936 options granted in connection with a 1998 acquisition for which the exercise price is approximately $18. The weighted-average remaining contractual life of those options is approximately 6 years.

In 1999, the Company entered into restricted stock agreements with two officers which provide for the award of up to 150,000 and 75,000 shares, respectively, during the period 1999 through 2003 based on the Company achieving certain increases in net income per common share and stock price levels. Through December 31, 2001, the two officers have earned 15,000 and 7,500 shares, respectively. The Company recognizes compensation expense equal to the fair market value of the stock on the award date over the remaining vesting period which expires in 2009.

7. Income Taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

(In Thousands)	2001	2000
Deferred tax assets related to:		
Expenses not yet deducted for tax purposes	$ 117,745	$ 69,271
Deferred tax liabilities related to:		
Employee and retiree benefits	89,937	80,989
Inventory	33,591	37,144
Property and equipment	22,077	28,480
Other	6,848	10,179
	152,453	156,792
Net deferred tax liability	34,708	87,521
Current portion of deferred tax (asset) liability	(26,277)	9,707
Non-current deferred tax liability	$ 60,985	$ 77,814

The components of income tax expense are as follows:

(In Thousands)	2001	2000	1999
Current:			
Federal	$188,040	$223,452	$200,188
State	32,530	44,689	37,910
Deferred	(21,704)	(6,714)	12,347
	$198,866	$261,427	$250,445

The reasons for the difference between total tax expense and the amount computed by applying the statutory Federal income tax rate to income before income taxes are as follows:

(In Thousands)	2001	2000	1999
Statutory rate applied to pre-tax income	$173,605	$226,363	$219,824
Plus state income taxes, net of Federal tax benefit	19,064	28,322	24,641
Other	6,197	6,742	5,980
	$198,866	$261,427	$250,445

8. Employee Benefit Plans

The Company's noncontributory defined benefit pension plan covers substantially all of its employees. The benefits are based on an average of the employees' compensation during five of their last ten years of credited service. The Company's funding policy is to contribute amounts deductible for income tax purposes. Contributions are intended to provide not only for benefits attributed for service to date but also for those expected to be earned in the future. Pension benefits also include amounts related to a supplemental retirement plan.

	Pension Benefits		Other Postretirement Benefits	
(In Thousands)	2001	2000	2001	2000
Changes in benefit obligation				
Net benefit obligation at beginning of year	$573,170	$574,496	$10,537	$ 420
Service cost	19,935	18,859	177	88
Interest cost	44,525	41,363	816	672
Plan participants' contributions	—	—	2,395	1,793
Plan amendments	1,756	427	—	7,134
Actuarial loss (gain)	44,242	(42,865)	1,588	3,940
Acquisitions/divestitures	—	—	—	22
Gross benefits paid	(21,096)	(19,110)	(4,744)	(3,532)
Net benefit obligation at end of year	$662,532	$573,170	$10,769	$10,537
Changes in plan assets				
Fair value of plan assets at beginning of year	$702,282	$672,699	$ —	$ —
Actual return on plan assets	25,332	39,189	—	—
Employer contributions	640	9,504	2,349	1,739
Plan participants' contribution	—	—	2,395	1,793
Gross benefits paid	(21,096)	(19,110)	(4,744)	(3,532)
Fair value of plan assets at end of year	$707,158	$702,282	$ —	$ —

The following table sets forth the funded status of the plans and the amount recognized in the consolidated balance sheets at December 31.

	Pension Benefits		Other Postretirement Benefits	
(In Thousands)	2001	2000	2001	2000
Funded status at end of year	$ 44,626	$129,112	$(10,769)	$(10,537)
Unrecognized net actuarial loss	148,128	57,582	2,839	1,326
Unrecognized prior service (income) cost	(6,702)	(11,328)	5,980	6,568
Unrecognized net transition obligation	—	260	—	—
Net amount recognized at end of year	$186,052	$175,626	$ (1,950)	$ (2,643)

Net periodic pension (income) cost included the following components:

	Pension Benefits			Other Postretirement Benefits		
(In Thousands)	2001	2000	1999	2001	2000	1999
Service cost	$ 19,935	$ 18,859	$ 21,564	$ 177	$ 88	$(118)
Interest cost	44,525	41,363	40,332	816	672	11
Expected return on plan assets	(72,167)	(69,154)	(64,146)	—	—	—
Amortization of unrecognized transition obligation	260	260	260	—	—	—
Amortization of prior service (cost) income	(2,871)	(2,911)	(2,840)	588	588	—
Amortization of actuarial loss (gain)	531	50	499	74	—	(237)
Net periodic pension (income) cost	$ (9,787)	$(11,533)	$ (4,331)	$1,655	$1,348	$(344)

The assumptions used in accounting for the defined benefit plans and postretirement plan are as follows:

	Pension Benefits		Other Postretirement Benefits	
(In Thousands)	2001	2000	2001	2000
Weighted-average discount rate	7.35%	7.63%	7.35%	7.63%
Rate of increase in future compensation levels	4.15%	4.15%	—	—
Expected long-term rate of return on assets	9.85%	10.00%	—	—
Health care cost trend on covered charges	—	—	7.00%	7.50%

The expected long-term rate of return on assets for measuring the pension expense or income for the year ending December 31, 2002 will be approximately 9.45%.

The effect of a one percentage point change in the 2001 assumed health care cost trend is as follows:

(In Thousands)	Decrease	Increase
Total service and interest cost components on net periodic postretirement health care benefit cost	$(2,015)	$3,072
Accumulated postretirement benefit obligation for health care benefits	(202)	328

At December 31, 2001, the Company-sponsored pension plan held approximately 1,606,920 shares of common stock of the Company with a market value of approximately $58,974,000. Dividend payments received by the plan on Company stock totaled approximately $1,780,000 and $1,498,000 in 2001 and 2000, respectively. Fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

The Company has a defined contribution plan which covers substantially all of its domestic employees. The Company's contributions are determined based on 20% of the first 6% of the covered employee's salary. Total plan expense was approximately $6,529,000 in 2001, $5,751,000 in 2000 and $5,165,000 in 1999.

9. Segment Data

The segment data for the past five years presented on page 17 is an integral part of these financial statements.

The Company's automotive segment distributes replacement parts (other than body parts) for substantially all makes and models of automobiles, trucks and buses.

The Company's industrial segment distributes a wide variety of industrial bearings, mechanical and fluid power transmission equipment, including hydraulic and pneumatic products, material handling components, and related parts and supplies.

The Company's office products segment distributes a wide variety of office products, computer supplies, office furniture and business electronics.

The Company's electrical/electronic materials segment distributes a wide variety of electrical/electronic materials, including insulating and conductive materials for use in electronic and electrical apparatus.

Inter-segment sales are not significant. Operating profit for each industry segment is calculated as net sales less operating expenses excluding general corporate expenses, interest expense, equity in income from investees, goodwill and other amortization and minority interests. Net property, plant and equipment by country relate directly to the Company's operations in the respective country. Corporate assets are principally cash, cash equivalents and headquarters' facilities and equipment.

For the year ended December 31, 2001, Unusual Charges discussed in Note 2 totaling approximately $12,900,000 have been classified as a reduction to operating profit of the office products segment for management reporting purposes. In connection with a 2000 management reporting change, certain corporate expenses were reclassified to the automotive segment for all years presented. Additionally, for management purposes, net sales by segment excludes the effect of certain discounts, incentives and freight billed to customers. The line item "other" represents the net effect of the discounts, incentives and freight billed to customers which are reported as a component of net sales in the Company's consolidated statements of income.

BOARD OF DIRECTORS

Richard W. Courts, II
Chairman of the Board of Directors of Atlantic Investment Company

Bradley Currey, Jr.
Retired Chairman of the Board of Directors of Rock-Tenn Company

Jean Douville
Chairman of the Board of Directors UAP Inc.

Robert P. Forrestal
Of Counsel, Law Firm of Smith, Gambrell & Russell

Thomas C. Gallagher
President and Chief Operating Officer

Michael M. E. Johns, MD
Executive Vice President for Health Affairs and Director of the Health Sciences Center Emory University

J. Hicks Lanier
Chairman of the Board of Directors, President and Chief Executive Officer of Oxford Industries, Inc.

Larry L. Prince
Chairman of the Board of Directors and Chief Executive Officer

Alana S. Shepherd
Secretary of the Board of Directors of The Shepherd Center

Lawrence G. Steiner
Chairman of the Board of Directors and Chief Executive Officer of Ameripride Services, Inc.

James B. Williams
Chairman of the Executive Committee of SunTrust Banks, Inc.

CORPORATE OFFICERS

Larry L. Prince
Chairman of the Board of Directors and Chief Executive Officer

Thomas C. Gallagher
President and Chief Operating Officer

George W. Kalafut
Executive Vice President

Jerry W. Nix
Executive Vice President-Finance

G. Thomas Braswell
Senior Vice President-Information Technology

Robert J. Susor
Senior Vice President-Market Development

Edward J. Van Stedum
Senior Vice President-Human Resources

R. Craig Bierman
Vice President-Planning and E-Commerce

Treg S. Brown
Vice President-Planning and Acquisitions

R. Bruce Clayton
Vice President-Risk Management and Employee Services

Frank M. Howard
Vice President and Treasurer

Karl J. Koenig
Vice President - Real Estate and Construction

Scott C. Smith
Vice President - Corporate Counsel

Carol B. Yancey
Vice President and Corporate Secretary

[illegible]

Robert E. McKenna
President

Glenn M. Chambers
Executive Vice President-Operations

Keith A. Bealmear
Group Vice President

Albert T. Donnon, Jr.
Group Vice President

John J. Hanighen IV
Senior Vice President-Business Systems

D. Gary Silva
Senior Vice President-Sales

Jay C. Burnworth
Vice President-Information Systems-TAMS

David P. Cockerill
Vice President-Accounting and Information Systems

Richard A. Geiger
Vice President-Finance

Thomas E. Hancock
Vice President-Growth Capital Program

Mark W. Hohe
Vice President-Store Operations

Joe H. Lindsay
Vice President-Employee Development

Robert K. Reinkemyer
Vice President-Operations

W. Larry Bevil
Assistant Vice President-Information Systems

[illegible]

Grant L. Morris, Vice President

[illegible]

Michael J. Kelleher, Vice President

[illegible]

Lee A. Maher, Vice President

[illegible]

Daniel F. Askey, Vice President

[illegible]

Michael A. Barbee, Vice President

Robert Davis, Vice President-Store Operations

Grant McGee, Vice President-Store Operations

[illegible]

Robert E. Gant, Jr., Vice President

[illegible]

Scott A. Carlson, Vice President

[illegible]

Charles T. White
President

J. Richard Borman
Executive Vice President

Michael S. Gaffney II
Vice President

Benjamin F. Lowe
Vice President

Steven C. Schwan
Vice President

Jerry W. Wilson
Vice President

SUBSIDIARIES

BALKAMP, INC. (INDIANAPOLIS, IN)

William E. Turnbull
Chairman of the Board and President

James S. Robinson
Executive Vice President

Frank Amato
Senior Vice President–Business Development

Arthur P. Brown
Senior Vice President and Secretary

Mary F. Knudsen
Vice President–Finance and Treasurer

GRUPO AUTO TODO (PUEBLA, MEXICO)

George Christensen
President

Jorge Otero
Vice President–Finance

JOHNSON INDUSTRIES (ATLANTA, GA)

Buddy L. Johnson
Chairman of the Board and
Chief Executive Officer

Terry K. Johnson
President

Randy J. Kulamer
Executive Vice President

M. Chester Burge, Jr.
Vice President–Finance and Treasurer

UAP INC. (MONTREAL, CANADA)

Jean Douville
Chairman of the Board

Larry R. Samuelson
President and Chief Executive Officer

Robert Messier
Executive Vice President–Heavy Vehicle
Parts Division and Manufacturing

Pierre Robitaille
Senior Vice President–Purchasing

Pierre Lefebvre
Vice President–Finance and Secretary

MOTION INDUSTRIES (BIRMINGHAM, AL)

William J. Stevens
President and Chief Executive Officer

G. Harold Dunaway
Executive Vice President–
Finance and Administration

Thomas L. Miller
Group Vice President–Central

Mark W. Sheehan
Group Vice President–East

Robert J. Summerlin
Group Vice President–West

Ralph E. Buntyn
Senior Vice President–Marketing

Ellen H. Holladay
Senior Vice President and
Chief Information Officer

M. Wayne Law
Senior Vice President–
Purchasing and Distribution

Thomas S. Robertshaw
Senior Vice President–Business Development

Donald R. Wells
Senior Vice President–Human Resources

William E. Horn
Vice President–Corporate Accounts

James H. McCullar
Vice President–Integrated Services

MOTION INDUSTRIES (CANADA), INC. (TORONTO, ONTARIO)

James L. Clark
President

Ronald J. Watts
Executive Vice President–Administration

Kelly Kanashiro
Vice President–Purchasing

S.P. RICHARDS COMPANY (ATLANTA, GA)

Robert L. Fitts
Chairman of the Board and
Chief Executive Officer

C. Wayne Beacham
President and Chief Operating Officer

Robert J. Fornal
Senior Vice President–Operations

William H. Hurley
Senior Vice President–Sales and Marketing

L. Allen Tansil
Senior Vice President–Sales

Peter A. Viehweg
Senior Vice President–Logistics

Richard J. Aievoli
Vice President–Furniture/Sales and Marketing

Martin J. Bonk
Vice President–Operations

James H. Duke
Vice President–Merchandising

John E. Elliott
Vice President–Advertising

John F. Inzer
Vice President–Sales

Steve E. Lynn
Vice President–Merchandising

G. Henry Martin
Vice President–Human Resources

James C. Moseley
Vice President–Management
Information Systems

James F. O'Brien
Vice President–Dealer Development

Boyd E. Rice
Vice President and Chief Information Officer

Thomas M. Testa
Vice President–Sales

J. Phillip Welch
Vice President–Finance, Controller
and Secretary

Warren H. Williams
Treasurer

Lester P. Christian
Vice President–Southeast Division

Michael A. Maggio
Vice President–Northeast Division

Gregory L. Nissen
Vice President–Western Division

James P. O'Connor
Vice President–South Central Division

Richard A. Wiltz
Vice President–North Central Division

HORIZON (RENO, NV)

Roger H. Woodward
President

NORWESTRA (VANCOUVER, CANADA)

Gregory L. Nissen
Division Vice President

EIS, INC. (ATLANTA, GA)

R. David James
President and Chief Operating Officer

Robert R. Gannon
Senior Vice President

John A. Steel
Senior Vice President

Robert W. Thomas
Senior Vice President

Robert E. Watts
Vice President, Secretary and Treasurer

William C. Knight
Vice President–Logistics

STOCK LISTING
Genuine Parts Company's common stock is traded on the New York Stock Exchange under the symbol "GPC."

STOCK TRANSFER AGENT, REGISTRAR OF STOCK AND DIVIDEND DISBURSING AGENT
SunTrust Bank, Atlanta
Post Office Box 4625
Atlanta, Georgia 30302-4625
(800) 568-3476
(404) 588-7815 (in Georgia)

SHAREHOLDER SERVICES
Communications concerning share transfer requirements, duplicate mailings, direct deposit of dividends, lost certificates or dividend checks or change of address should be directed to the Company's transfer agent. You may send written requests to:
SunTrust Bank, Atlanta
Post Office Box 4625
Atlanta, Georgia 30302-4625

DIVIDEND REINVESTMENT PLAN
Shareholders can build their investments in Genuine Parts Company through a low-cost plan for automatically reinvesting dividends and by making optional cash purchases of the Company's stock. For enrollment information, write to the Stock Transfer Agent listed above or Shareholder Relations at the Company address.

FORM 10-K INFORMATION
A copy of the Company's annual report on Form 10-K, filed with the Securities and Exchange Commission, will be furnished to any shareholder without charge upon written request to:
Shareholder Relations Department
Genuine Parts Company
2999 Circle 75 Parkway
Atlanta, Georgia 30339

INVESTOR RELATIONS
Inquiries from security analysts and investment professionals should be directed to the Company's investor relations contact: Mr. Jerry Nix, Executive Vice President-Finance and Chief Financial Officer, at (770) 953-1700.

ANNUAL SHAREHOLDERS' MEETING
The annual meeting of the shareholders of Genuine Parts Company will be held at the Executive Offices of the Company, 2999 Circle 75 Parkway, Atlanta, Georgia at 10:00 a.m. on Monday, April 15, 2002.

INDEPENDENT AUDITORS
Ernst & Young LLP - Atlanta, Georgia

GENERAL COUNSEL
Alston & Bird LLP - Atlanta, Georgia

INTERNET ADDRESS
genpt.com
NAPAonline.com
Motion-industries.com
sprichards.com
eis-inc.com

EXECUTIVE OFFICES
Genuine Parts Company
2999 Circle 75 Parkway
Atlanta, Georgia 30339
(770) 953-1700

Year	Net Sales	Income Before Income Taxes	Income Taxes	Net Income	Shareholders' Equity End of Year
1928	$ 75,129	$ -2,570	$ -	$ -2,570	$ 38,756
1929	227,978	8,027	599	7,428	49,837
1930	339,732	15,666	1,158	14,508	60,591
1931	402,463	21,516	1,857	19,659	78,097
1932	482,525	16,839	2,787	14,052	90,187
1933	629,751	34,614	6,160	28,454	109,025
1934	904,580	52,115	10,159	41,956	149,176
1935	1,035,477	38,503	7,140	31,363	171,238
1936	1,299,185	70,234	13,187	57,047	185,119
1937	1,520,199	72,622	17,647	54,975	240,140
1938	1,858,252	78,305	18,185	60,120	358,621
1939	3,180,241	136,902	27,320	109,582	476,750
1940	3,928,342	176,301	50,505	125,796	623,521
1941	6,109,724	348,690	149,020	199,670	738,536
1942	6,592,707	337,252	204,234	133,018	859,449
1943	8,205,316	430,634	260,084	170,550	1,032,182
1944	10,084,893	489,547	310,082	179,465	1,202,955
1945	11,355,633	532,944	323,302	209,642	1,415,974
1946	19,237,291	1,621,541	650,060	971,481	2,379,001
1947	18,531,472	1,088,967	429,045	659,922	3,029,334
1948	20,729,280	1,176,590	438,498	738,092	4,005,910
1949	19,845,875	1,067,096	420,175	646,921	4,372,831
1950	24,447,042	1,454,832	636,275	818,557	4,966,086
1951	26,244,669	1,168,405	601,386	567,019	5,325,561
1952	28,468,962	1,416,235	744,330	671,905	5,647,553
1953	29,731,105	1,408,213	736,190	672,023	6,022,077
1954	30,744,504	1,642,148	864,331	777,817	6,449,894
1955	34,073,288	1,921,777	1,020,148	901,629	7,001,523
1956	41,325,377	2,473,384	1,309,667	1,163,717	7,815,241
1957	48,140,313	3,328,598	1,752,800	1,575,798	8,969,272
1958	56,504,293	4,251,175	2,261,582	1,989,593	10,807,320
1959	71,581,580	6,001,005	3,165,042	2,835,963	13,285,215
1960	75,010,726	5,661,551	2,988,000	2,673,551	14,967,697
1961	80,533,146	6,491,113	3,481,000	3,010,113	17,142,687
1962	90,248,450	7,107,524	3,795,000	3,312,524	19,213,273
1963	96,651,445	7,210,807	3,850,000	3,360,807	21,189,880
1964	120,313,692	9,324,827	4,620,000	4,704,827	29,268,289
1965	171,545,228	12,262,510	5,890,000	6,372,510	45,565,926
1966	175,132,785	12,409,363	6,030,000	6,379,363	47,308,163
1967	204,893,008	14,918,758	7,272,000	7,491,411	55,679,256
1968	245,443,798	19,330,334	10,362,000	8,794,941	63,649,275
1969	303,455,677	24,228,557	13,240,000	10,778,467	77,437,679
1970	340,036,395	28,163,228	14,600,000	13,290,852	85,290,945
1971	387,138,252	33,897,667	16,966,000	16,535,006	95,476,147
1972	450,500,768	36,104,767	18,200,000	17,567,931	108,053,465
1973	501,189,438	42,088,098	21,280,000	20,341,677	121,548,638
1974	572,833,282	50,234,298	25,408,000	24,005,057	137,156,965
1975	678,353,280	63,552,088	32,650,000	29,981,108	163,092,941
1976	846,192,692	79,321,897	40,538,000	37,763,166	206,861,402
1977	942,958,756	88,365,511	44,918,000	42,243,015	233,641,292
1978	1,148,632,000	105,070,000	53,429,000	50,263,000	275,127,000
1979	1,337,468,000	121,953,000	58,808,000	61,715,000	320,706,000
1980	1,431,713,000	133,996,000	64,545,000	67,833,000	359,889,000
1981	1,584,642,000	154,271,000	74,471,000	77,543,000	410,689,000
1982	1,936,524,000	193,560,000	92,552,000	100,167,000	581,915,000
1983	2,068,231,000	200,822,000	97,188,000	103,634,000	636,218,000
1984	2,303,594,000	234,713,000	115,046,000	119,667,000	701,113,000
1985	2,332,544,000	245,203,000	118,962,000	126,241,000	729,231,000
1986	2,394,072,000	240,565,000	119,013,000	121,552,000	758,493,000
1987	2,606,246,000	262,068,000	113,776,000	148,292,000	760,256,000
1988	2,941,963,000	290,445,000	109,072,000	181,373,000	863,159,000
1989	3,161,198,000	321,877,000	122,389,000	199,488,000	971,764,000
1990	3,319,394,000	333,219,000	126,623,000	206,596,000	1,033,100,000
1991	3,434,642,000	335,027,000	127,350,000	207,677,000	1,126,718,000
1992	3,668,814,000	353,998,000	134,210,000	219,788,000	1,235,366,000
1993	4,384,294,000	425,829,000	166,961,000	257,813,000	1,445,263,000
1994	4,858,415,000	474,868,000	186,320,000	288,548,000	1,526,165,000
1995	5,261,904,000	510,794,000	201,626,000	309,168,000	1,650,882,000
1996	5,697,592,000	545,233,000	215,157,000	330,076,000	1,732,054,000
1997	5,981,224,000	565,600,000	223,203,000	342,397,000	1,859,468,000
1998	6,587,576,000	589,117,000	233,323,000	355,794,000	2,053,332,000
1999	7,950,822,000	628,067,000	250,445,000	377,622,000	2,177,517,000
2000	8,369,857,000	646,750,000	261,427,000	385,323,000	2,260,806,000
2001	8,220,668,000	603,813,000*	242,289,000*	361,524,000*	2,345,123,000

Financial Information As Reported In The Company's Annual Reports (includes discontinued operations)
*Excludes unusual charges

GENUINE PARTS COMPANY

2999 Circle 75 Parkway Atlanta, Georgia 30339

770.953.1700 www.genpt.com